UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ILOG S.A.

(Name of Subject Company)

ILOG S.A.

(Name of Person Filing Statement)

Ordinary Shares, Nominal Value €1 per share

American Depository Shares, Each Representing One Ordinary Share

 (Title of Class of Securities)

452360100(1)

(CUSIP Number of Class of Securities)

Jerome Arnaud
Chief Financial Officer
ILOG, S.A.
1195 West Fremont Ave
Sunnyvale, CA 94087
408-991-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

with a copy to:

Scott R. Saks
Paul, Hastings, Janofsky & Walker LLP
75 E. 55th Street, First Floor
New York, New York 10022
212-318-6000

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(1)         This is the CUSIP of the American Depository Shares. There is no CUSIP for the ordinary shares as they are not traded in the United States.

The following is an unofficial English translation of the Note en Réponse (offer response document) made available to the public on the website of the Autorité des marchés financiers (www.amf-france.org) on September 12, 2008:

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

Disclaimer

This document is an unofficial translation of the draft French offer response document and is provided solely for informational purposes.  ILOG, S.A. (“ILOG”) shareholders and warrantholders and other investors may obtain official copies of the tender offer materials for the French offer and any other documents filed with the French Autorité des marchés financiers (“AMF”) from the AMF’s website (www.amf-france.org) without charge.  This document does NOT apply to the U.S. offer and is not an offer to purchase or the solicitation of an offer to sell any ILOG securities in the U.S. offer.  The solicitation and the offer to purchase the outstanding shares and warrants in the U.S. offer will be made only at the time of the launching of the U.S. offer pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary intend to file with the U.S. Securities and Exchange Commission (“SEC”) on Schedule TO.  ILOG shareholders and warrantholders and other investors will be able to obtain copies of these tender offer materials for the U.S. offer and any other documents filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

OFFER RESPONSE DOCUMENT

By

in response to the public tender offer for the shares and warrants of ILOG S.A.

initiated by CITLOI, an indirect wholly-owned subsidiary of IBM

Pursuant to Article L. 621-8 of the French Monetary and Financial Code and Article 231-26 of the General Regulations of the French Stock Exchange Authority (Autorité des Marchés Financiers) (the “AMF”), the AMF has issued visa n° 08-187 dated September 12, 2008 relating to this offer response document. This offer response document has been prepared by ILOG S.A. under the responsibility of the persons having signed this offer response document.

Pursuant to Article L. 621-8-1-1 of the French Monetary and Financial Code, the visa was granted after the AMF verified “whether the document is complete and comprehensive, and whether the information it contains is consistent”. The visa does not imply approval of the opportunity of the transaction or the authentication of the accounting and financial information presented.

This offer response document approved by the AMF is available on the website of the AMF (www.amf-france.org), the website of ILOG S.A. (www.ilog.fr) and is available to the public free of charge at the registered offices of ILOG S.A. - 9, rue de Verdun, B.P. 85, 94253 Gentilly Cedex France.

In accordance with Article 231-28 of the AMF General Regulations, the other information regarding legal, financial and accounting-related characteristics of ILOG S.A. will be made available to the public no later than the day preceding the opening of the public tender offer.

English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

1.	SUMMARY OF THE CONDITIONS OF THE PUBLIC TENDER OFFER FILED BY IBM		1

	1.1	Introduction – Context of the Offer	1

	1.2	Summary of the characteristics of the Offer	2

	1.3	Restrictions relating to the Offer outside France	3

2.	REASONED OPINION BY ILOG’S BOARD OF DIRECTORS		5

	2.1	Context of the Offer	5

	2.2	Audit procedure in connection with the due diligence	9

	2.3	Organization of work performed by the Board of Directors	9

	2.4	Reasoned opinion of the Board of Directors on August 25, 2008	10

3.	INTENTION OF THE MEMBERS OF THE BOARD OF DIRECTORS		16

4.	INDEPENDENT EXPERT’S REPORT		17

5.	AGREEMENTS LIKELY TO HAVE AN IMPACT ON THE ASSESSMENT OR THE OUTCOME OF THE OFFER		18

	5.1	Proposal made to ILOG’s Chairman and Chief Executive Officer and to certain directors and members of ILOG’s Executive Committee	18

	5.2	Tender commitments	20

	5.3	Treasury shares	20

	5.4	Memorandum of Understanding	20

6.	ELEMENTS LIKELY TO HAVE AN IMPACT ON THE OFFER		28

	6.1	Structure and allocation of ILOG’s capital	28

	6.2	Statutory and contractual restrictions on voting rights and on Share transfers; clauses of agreements brought to the attention of ILOG	29

	6.3	Direct or indirect interests in ILOG’s Share capital of which the Company has knowledge	29

	6.4	List of holders of any Securities with special control rights and the description of the rights thereof	29

	6.5	Control mechanisms stipulated for a potential employees’ shareholding plan	29

	6.6	Agreements among shareholders, of which ILOG has knowledge, that could restrict the transfer of the Shares and the exercise of voting rights	30

	6.7	Rules applicable to the appointment and replacement of members of the Board of Directors	30

	6.8	Powers of the Board of Directors and the Chief Executive Officer, in particular regarding the issuance and repurchase of shares	30

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

	6.9	Agreements entered into by ILOG that will be modified or terminated in the event of a change of control of ILOG, unless such disclosure, except for disclosure required by law, would adversely affect its interests	31

	6.10	Agreements providing for indemnification rights of the members of the Board of Directors or employees, in the case of their resignation or removal without serious cause or their termination as a result of a tender offer	32

7.	OTHER INFORMATION REGARDING THE COMPANY		33

8.	PERSONS RESPONSIBLE FOR THE OFFER RESPONSE DOCUMENT		34

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

1.             SUMMARY OF THE CONDITIONS OF THE PUBLIC TENDER OFFER FILED BY IBM

1.1           Introduction – Context of the Offer

On July 27, 2008, ILOG S.A., a corporation with a share capital of 19,208,848 Euros, registered with the Companies and Commercial Registry of Créteil under number 340 852 458, with registered offices at 9, rue de Verdun B.P. 85, 94253 Gentilly, France (“ILOG” or the “Company”) and International Business Machines Corporation, a New York corporation, with registered offices at New Orchard Road, Armonk, NY 10504, USA (“IBM”) entered into an agreement (the “Memorandum of Understanding” or “MOU”), under the terms of which IBM, or an affiliate of IBM, would undertake a public tender offer for all of the securities of the Company.  Pursuant to the MOU, on July 28, 2008, IBM announced its intention to file a public tender offer for the Company’s shares and warrants (the “Warrants”) with the AMF.

In accordance with Chapter III of Part II, and more specifically, with Articles 232-1 et seq. of the General Regulations (the “AMF General Regulations”) of the Autorité des Marchés Financiers (the “AMF”), CITLOI, a simplified joint stock company with a share capital of 37,000 Euros, registered with the Companies and Commercial Registry of Nanterre under number 507 645 612, with registered offices at Tour Descartes – La Défense 5, 2 avenue Gambetta, 92066 Paris La Défense (“CITLOI” or the “Bidder”), a wholly-owned subsidiary of IBM International Group BV, a company organized under Dutch law with a share capital of 100,000 Euros, with registered offices at Johan Huizingalaan 765, 1066 VH Amsterdam and a directly and indirectly wholly-owned subsidiary of IBM, offers to the Company’s securityholders to purchase, pursuant to the conditions described below (the “Offer”):

• any and all shares in the Company (the “Shares”), either issued or to be issued as a result of the exercise of any Warrants or stock options of the Company (the “Stock Options”), or a maximum of 23,109,853 shares of stock (excluding free shares with a lock-up period that has not expired by the date the Offer ends) at the price of 10 Euros per Share (with any attached rights, including dividend rights for the 2007-2008 fiscal year),

• any and all outstanding Warrants at the price of:

• 0.50 Euro per Warrant n°1 issued in 2003;
• 0.50 Euro per Warrant n°2 issued in 2003;
• 0.65 Euro per Warrant issued in 2004;
• 0.50 Euro per Warrant issued in 2005;
• 0.83 Euro per Warrant issued in 2006; and
• 1.93 Euros per Warrant issued in 2007.

Each Share and Warrant is referred to individually as a “Security” or collectively as the “Securities”.

The Shares are traded on Euronext (Compartment B) of the NYSE Euronext Paris S.A. under the code ISIN FR0004042364.  The Warrants are not admitted to trading on any regulated market.

English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

A separate offer is being made in the United States, under terms and conditions substantially the same as those of the Offer, to all holders of American Depositary Shares (“ADSs”) listed on the NASDAQ, as well as to all holders of other Securities residing in the United States (the “U.S. Offer” and, together with the Offer, the “Offers”).

To the knowledge of the Company, IBM and the Bidder have not acquired, either directly or indirectly, severally or jointly, any Securities during the course of the past twelve months, and do not hold, either directly or indirectly, severally or jointly, any Securities as of August 26, 2008.

The Offer demonstrates IBM’s desire to strengthen its positions in the business process management (BPM) and service-oriented architecture (SOA) sectors as well as in the optimization sector, by leveraging ILOG’s Business Rules Management Systems (BRMS), its optimization and visualization components, and its supply chain applications.

1.2           Summary of the characteristics of the Offer

NATIXIS (“NATIXIS”) and UBS Securities France S.A. (“UBS”), in their capacity of presenting banks, filed the proposed Offer including a draft offer document with the AMF on behalf of the Bidder on August 26, 2008.  Only NATIXIS guarantees, in compliance with the provisions of Article 231-13 of the AMF General Regulations, the content and the irrevocable nature of the undertakings made by the Bidder in connection with the Offer.  The Offer shall be carried out according to standard procedure in compliance with the provisions of Articles 232-1 et seq. of the AMF General Regulations.

The Offer is subject to a threshold condition.  The Bidder shall only proceed with the Offer if it holds Shares representing at least 66.67% of the Company’s share capital and voting rights on a fully- diluted basis as of the closing date of the Offer (the “Settlement Date”).

Furthermore, the Offer is subject to the condition of obtaining clearance for the transaction from the European Commission in accordance with Article 6 (1)(b) of the European Union Council (EEC) Regulation No. 139/2004.(1)

Commencement of the Offer is subject to obtaining preliminary authorization from the Ministry of the Economy, Finance and Employment in compliance with Article L. 151-3 of the French Monetary and Financial Code, as the Company operates in those sectors governed by Article R. 153-2 of the Monetary and Financial Code, with respect to foreign investments in certain activities in France.  A request for such authorization was filed on August 6, 2008.

Pursuant to Articles 237-14 et seq. of the AMF General Regulations, Bidder reserves the right, within a period of three months following the closing date of the Offer, to request that the AMF implement a squeeze-out of the Shares and Warrants that have not been tendered to the Offer by minority shareholders of the

(1) On August 5th and 6th, 2008, respectively, IBM and ILOG filed notification and report forms with the US anti-trust authorities. On August 15, 2008, the US anti-trust authorities granted early termination of the waiting period in respect of the U.S. Filing.

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

Company and holders of Warrants if such Shares and Warrants represent no more than 5% of the share capital or voting rights, either outstanding or issuable upon exercise of said Warrants, subject to compensation being paid to such holders of the Shares and Warrants.

Bidder also reserves the right, assuming it would come to hold, directly or indirectly, at least 95% of the outstanding voting rights, and where a squeeze-out would not have been implemented under the conditions described above, to file with the AMF a draft minority buy-out offer followed by, assuming it holds at least 95% of the outstanding shares of the Company, a squeeze-out of the Shares and Warrants that are not held directly or indirectly by Bidder. In such case, the squeeze-out shall be subject to the control of the AMF, which shall decide whether the squeeze-out complies with, in particular, the valuation of the Securities submitted by Bidder, and the report of the independent expert appointed in accordance with the provisions of Article 261-1 II of the AMF General Regulations.

In case it is not able to implement a squeeze-out after the closing of the Offer, Bidder reserves the right to request Euronext Paris to delist the Shares from the Eurolist by Euronext™ market. It should be noted that Euronext Paris can only accept such a request if the liquidity of the Shares is greatly reduced following the closing of the Offer, in such a way that delisting would be in the interest of the market.

Bidder reserves the right to delist the ADS from NASDAQ, whether or not the Shares have been delisted from the Eurolist by Euronext™ market.

1.3           Restrictions relating to the Offer outside France

The Offer is made exclusively in France.

This offer response document is not intended for foreign distribution.

In general, the circulation, publication, dissemination, sending or distribution of this offer response document and of any other documentation related to the Offer and the presentation of the Offer are subject to legal restrictions in certain countries.  The Offer is not made, directly or indirectly, in those countries, and Shares shall not be accepted from those countries where such acceptance would not be compliant with the laws of said country or would require that the Bidder make a public offer in countries other than France, or the United States, as far as the U.S. Offer is concerned.  The Bidder has not submitted and shall not submit the Offers for the approval of any market regulatory authorities or similar regulatory authorities (excluding anti-trust authorities and authorities monitoring competition) located anywhere but in France or in the United States.  Any person who comes into possession of this document should inform themselves of and comply with any applicable legal restrictions.  Non-compliance with legal restrictions may constitute a violation of the applicable laws and regulations regarding market-related matters in certain jurisdictions.

The publication, dissemination and distribution of this document or the information it contains, as well as the Offer itself, are subject to specific restrictions in the United States, as summarized below.

The Offer is not made, either directly or indirectly, in or into the United States.  This document or any other document related to the Offer shall not be circulated, published, disseminated or

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

distributed in or into the United States, either by means of the postal service or by any other means of interstate commerce (including, in particular, transmissions via postal mail, electronic mail, fax, telex or telephone) or by using a securities market or an inter-agent market system of the United States, and the Offer shall not be accepted by said means in or from within the United States.

Accordingly, no copies of this document or any other materials relating to the Offer may be mailed or otherwise circulated, published, disseminated, dispatched or distributed in or into or from within the United States or sent to custodians, trustees or nominees holding Securities on behalf of persons in the United States; any persons receiving any such documents (including custodians, nominees and trustees) may not circulate, publish, disseminate, dispatch, or distribute them in, into or from within the United States, and doing so will render invalid any relevant purported tendering of Securities to the Offer.

The U.S. Offer is being filed in the United States in parallel to and separately from the Offer and is open to all holders of Shares located in the United States and to all holders of ADSs, wherever located, pursuant to an offer to purchase and related materials that Bidder intends to file with the U.S. Securities and Exchange Commission (“SEC”) under cover of Schedule TO (the “U.S. Offer Documents”).

Subject to approval by the AMF and the SEC, the Offer and the U.S. Offer will be made on substantially the same terms and their completion will be subject to the same conditions.  Any holder of Shares residing in the United States and any holder of ADSs should read and refer to the U.S. Offer Documents described in the previous paragraph, and not to the documents relating to the Offer, when deciding whether to tender his/her Shares and/or ADSs in the U.S. Offer.

For the purposes of the preceding paragraphs, United States means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

2.             REASONED OPINION BY ILOG’S BOARD OF DIRECTORS

2.1           Context of the Offer

The terms and conditions of the MOU and related agreements are the result of arm’s length negotiations between the Company and IBM.  Set forth below is a summary of the background of these negotiations and certain related matters preceding these negotiations.

The Board of Directors of the Company (the “Board of Directors”) has regularly assessed the Company’s strategic alternatives by considering market opportunities, the consolidation trends in the software industry, the overall state of the Company’s business and the best interests of the Company’s securityholders.  While the Board of Directors believes that the transaction with IBM is in the best interests of the Company’s securityholders and unanimously recommends that the Company’s securityholders tender their Securities pursuant to the Offers, from time to time in the past, the Company’s management, with the guidance of the Board of Directors, has had conversations with other parties to explore opportunities to improve the competitive position of the Company, including potential acquisitions or dispositions or other strategic transactions.

The Company cannot identify these parties by name due to the Company’s confidentiality obligations and therefore the Company refers to these parties in this section with generic aliases.  None of the parties, or their affiliates, contacted by the Company or its representatives acting on its behalf prior to or during negotiations with IBM, is an affiliate of the Company.

Historical Background

In November 2006, Mr. Archie W. Colburn, Managing Director, Corporate Development, IBM and Mr. John R. Thompson, Vice President, Business Development, AIM, IBM initiated contact with a representative of ILOG, Mr. Desmond Delandro, Vice President, Strategic Alliances, to explore alternatives that might go beyond the partner relationship already in place.  The parties executed a confidentiality agreement on November 30, 2006, pursuant to which both companies agreed, in particular, to keep confidential the existence and the content of the discussions in connection with their evaluation of a potential transaction.

Beginning in December 2006, ILOG executives met with IBM executives and discussed a wide range of alternatives, including a potential acquisition of ILOG’s technology or business by IBM.  The ILOG representatives engaged in such meetings included Mr. Pierre Haren, Chairman and Chief Executive Officer, Mr. Delandro, and Mr. Jean-Francois Abramatic, Chief Product and Marketing Officer.  The IBM representatives included Mr. Colburn, Mr. Thomas Rosamilia, General Manager, AIM, and Mr. Thompson.  ILOG’s management proposed to explore the possibility of a closer relationship by licensing to IBM the ILOG JRules technology for resale within its own product line (the “OEM Proposal”).

In January 2007, the Board of Directors discussed IBM’s interest and directed management to begin by exploring the OEM Proposal.  Between December 2006 and January 2007, ILOG executives including Mr. Haren, Mr. Abramatic, and Eric Brisson, Executive VP Sales and Services, also conducted a number of meetings with another company (“Company B”), to examine potential combination synergies.

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

During February 2007, negotiations between IBM and ILOG were initiated regarding the OEM Proposal, but IBM and ILOG were unable to reach mutually satisfactory terms.  IBM indicated that its interest in business rules technology was pervasive and strategic, and that it could not accept the change of control risk associated with the OEM Proposal for such strategic technology.  The parties continued their pre-existing business relationship, and also examined the possibility of alternative transactions.

On March 1, 2007, the Board of Directors received a letter from Company B expressing interest in acquiring ILOG at a “standard market premium for a transaction of this nature” with an example of a 20-30% premium and requesting the opportunity to conduct due diligence prior to extending such an offer. The ILOG Strategic Development Committee or Corporate Development Committee (“CDC”) reviewed this letter and determined that the proposal was not in the best interests of ILOG and its shareholders, but agreed to pursue a technology licensing agreement with the intent that it may lead to a more attractive acquisition proposal.  Separately that month, Mr. Haren and Mr. Abramatic met with the CEO of a third party (“Company C”) regarding sales opportunities, and the topic of a potential acquisition of, or equity investment in, ILOG was raised by Company C.  Mr. Haren proposed first exploring a closer partnership or technology sales relationship.

On April 13, 2007, a group of ILOG executives and key technologists including Mr. Abramatic, Julian Payne, Irv Lustig and Bob Bixby delivered a series of presentations to certain representatives of IBM to introduce the breadth of ILOG technology and to explore potential synergies with IBM across the entire ILOG product line.  Discussions prior to this time were primarily focused on the business rules product family.

In May 2007, Company C continued technical and strategic discussions with different ILOG executives, and on May 2, 2007, the CEO of Company C sent Mr. Haren an e-mail including a proposal to buy a large minority stake in ILOG at market price in exchange for cash and warrants.  The next meeting of the Board of Directors on May 11, 2007, included discussions of recent interactions with IBM, Company B, and Company C.  The Board of Directors agreed on the need to retain investment bankers to fully consider and evaluate these initiatives.  Separately, also at this meeting, the Board of Directors approved a proposal for ILOG to acquire a fourth company (“Company D”), a strategic combination which the Board of Directors and management believed could significantly increase the value of ILOG for acquisition by IBM or any other interested party.  Active negotiations with Company D were initiated.

Mr. Haren and the Board of Directors received a letter from IBM on June 18, 2007 proposing a cash acquisition in a price range representing a 30-40% premium over market price.  The IBM proposal included a discussion of the strategic rationale of the combination and noted that IBM was interested in all of ILOG’s technologies and intended to retain the majority of ILOG’s workforce.  The CDC reviewed the offer and responded on June 26, 2007 with a request to delay a response until the offer could be deliberated by the full Board of Directors at its next scheduled meeting on July 24, 2007.  Meanwhile, active negotiations by ILOG to acquire Company D continued, preliminary terms were reached between ILOG and Company D, and due diligence was initiated.

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

During the July 24, 2007 Board of Directors’ meeting, the Board of Directors instructed the CDC to select and engage investment bankers to help ILOG assess and respond to IBM’s June 2007 offer as well as competing offers, and to assist with valuation considerations to maximize shareholder value.  Mr. Haren sent IBM a response, indicating that ILOG was engaging investment bankers and would actively evaluate its proposal with professional support.

ILOG selected J.P. Morgan to represent and advise ILOG with respect to any potential acquisition transaction in August 2007, with the formal engagement letter signed in September 2007.  The Board of Directors selected J.P. Morgan based on a number of factors, including its knowledge of the software industry, its experience in similar transactions and its reputation within the financial and business communities.  Negotiations between ILOG and IBM continued with the financial advisory assistance of J.P. Morgan and UBS, respectively.  In parallel, the Company requested J.P. Morgan to contact, on behalf of the Company, three potential strategic acquirers, including Company B, to assess their interest in acquiring ILOG.  One of these parties, Company E, signed a confidentiality agreement, but none of the three parties submitted an acquisition proposal.  Also in August, due diligence was completed for the strategic acquisition of Company D by ILOG.

IBM and ILOG failed to reach an agreement in acquisition price negotiations, and IBM terminated transaction discussions on September 21, 2007.  On September 28, 2007, the CDC acknowledged the withdrawal of IBM’s offer.  On September 28, 2007, the Board of Directors met to examine the status of discussions with each of the potential buyers.  During this time, the transaction to acquire Company D was abruptly terminated by the seller just days before a definitive agreement was expected to be signed.  As such, the positive impact on ILOG’s share price that the Board of Directors anticipated as a result of this transaction was not realized.  Also in the closing days of September 2007, the effects of the deepening credit crisis on ILOG’s revenues began to surface and as a result, the Company fell significantly short of revenue forecasts for the quarter.

On September 26, 2007, Tom Rosamilla of IBM confirmed to Mr. Haren that IBM was no longer considering the potential acquisition of ILOG.  During October and November 2007, the Company requested that J.P. Morgan contact, on behalf of the Company, two additional potential strategic acquirers.  However, both declined to proceed with any detailed evaluation of the acquisition of ILOG at a price that would be acceptable to ILOG.

In April 2008, UBS contacted Todd Lowe, a director of the Company, on behalf of IBM, to explore the possibility of resuming acquisition discussions.  On April 27, 2008, Mr. Colburn of IBM sent an e-mail to several members of the Board of Directors confirming this intention and suggesting an offer price significantly higher than the price at which ILOG’s shares were trading and in the range of 52-week trading highs.  The Board of Directors, CDC, and ILOG’s management acknowledged that the recent economic climate and the deepening credit crisis had significantly weakened ILOG’s outlook for operating as an independent company over the medium term, and that a combination with IBM looked increasingly attractive for both shareholders and employees.  Pursuant to the direction of the Board of Directors, negotiations with IBM were re-opened and J.P. Morgan was requested by the Company to actively engage in discussions on behalf of the Company.  Also in April 2008, the CDC, Mr. Haren and Janet Lowe, VP Strategic Projects, met with a private equity firm (“Company F”) to discuss yet another

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

transaction proposal.  Discussions with Company F terminated when it became apparent that such an investment could not offer better share value than the potential combination with IBM.  In addition, during this time, Company B reiterated its interest in acquiring ILOG at the lesser of $13.50 or a price per share representing a 50% market premium, subject to financing and due diligence.

In May 2008, Company B was referred to J.P. Morgan, acting as the Company’s financial adviser, in order to further discuss its interest in ILOG.  The CEO of Company B confirmed interest within the price range discussed the previous month.  Negotiations between ILOG and IBM continued, and IBM proposed €8.25 per share on May 30, 2008.

On June 6, 2008, ILOG received a written proposal from Company B, offering to acquire ILOG at a price representing a 50% market premium, subject to due diligence but also subject to decreases in the premium in the event of downward market price fluctuations prior to announcement.  Each of IBM and Company B were requested to submit their best offer by no later than June 10, 2008.  IBM submitted an offer of €10 per share (representing just over a 50% premium at the time), all cash, subject to due diligence and other conditions, including that ILOG agree to negotiate the terms of a potential acquisition exclusively with IBM.  Company B reiterated that its June 6 proposal was its best proposal.

The Board of Directors met on June 11, 2008, to deliberate the proposals from IBM and Company B, considering the recommendations of ILOG’s executive management.  J.P. Morgan also attended that meeting.  The Board of Directors determined that the IBM offer was superior, with fewer conditions and a higher probability of closing.  The Board of Directors determined that this offer, representing over a 50% premium to market price at that time, constituted the best available alternative for both shareholders and employees, and that all known alternatives had been carefully examined.  The Board of Directors unanimously decided to accept IBM’s proposal to enter into exclusive discussions.  However, before entering into an exclusivity agreement, contractual arrangements with Company E, a shareholder of ILOG, required ILOG to disclose to Company E the existence of IBM’s proposal and allow Company E to extend a higher offer.  Mr. Haren contacted representatives of the board of directors of Company E, and after examination, Company E communicated that it would not extend an offer and was comfortable simply to expand its partnership with IBM.  On June 19, 2008, IBM and ILOG signed an exclusivity agreement, which agreement became effective on June 29, 2008, upon the satisfaction by ILOG of its contractual obligations to Company E.

Following the execution of the exclusivity agreement, IBM conducted due diligence.  On July 7, 2008, IBM delivered to ILOG a draft memorandum of understanding (“MOU”) relating to the proposed transaction.  From July 7, 2008 through July 27, 2008, representatives of ILOG and IBM engaged, with the assistance of their respective legal and financial advisors, in negotiations regarding the terms of the MOU.  On July 10, 2008, while still bound by the exclusivity agreement with IBM, ILOG received a revised proposal at €10 per share from Company B, without the minimum trading price contingency, but subject to due diligence.  On July 17, 2008, the CDC selected the independent expert.  On July 27, 2008, the Board of Directors met to review the draft MOU terms and conditions and to consider the proposed acquisition relative to all other available alternatives, including continued operation as an independent company.  J.P. Morgan presented various financial analyses to the Board of

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

Directors and representatives of Paul, Hastings, Janofsky & Walker LLP, outside legal counsel to the Company, reviewed the legal terms of the MOU and the proposed process.  The Board unanimously voted to accept the MOU terms and to move forward with the proposed transaction with IBM.  On July 28, 2008, ILOG and IBM published a joint press release announcing the signing of an MOU to proceed with a tender offer in both France and the United States at €10 per share.

2.2                                 Audit procedure in connection with the due diligence

As indicated in Section 2.1 (“Context of the Offer”), following the execution of the confidentiality agreement, IBM and its advisors engaged in due diligence with respect to the Company.  Information and documents were disclosed to IBM in a virtual data room, as well as during meetings between representatives of each company, assisted by their respective advisors.  In connection with this process, IBM had access to certain confidential information.  The Company believes that it has not disclosed in the context of this process any material information necessary for investors to form a judgment about the Company that had not already been made publicly available.

2.3                                 Organization of work performed by the Board of Directors

In January 2007, in compliance with corporate government practices, an ad hoc committee called the Strategic Development Committee (or CDC), composed of three members of the Board of Directors, was established to assist the Board of Directors in its decisions, particularly regarding transactions affecting ILOG’s share capital and in particular in connection with its reasoned opinion concerning the Offer.  This committee, chaired by Mr. Pierre Haren, is also composed of Mr. Pascal Brandys and Mr. Richard Liebhaber.

As specified in Section 2.1 of this document, the CDC had knowledge of various requests and indications of interest from third parties desiring to explore a possible strategic transaction with ILOG, and had considered different alternatives relating to strategic transactions.

The CDC participated in the process of the nomination of an independent expert, in accordance with the provisions of Article 261-1 of the AMF General Regulations who would undertake to give an opinion regarding the fairness of the financial conditions offered to the Company’s shareholders.

Thus, on July 18, 2008, based on a proposal by the CDC, which met the same day, the Chairman of the Board of Directors appointed the firm of Ricol, Lasteyrie & Associés as independent expert, in accordance with of Article 261-1 of the AMF General Regulations.  During its meeting held on July 27, 2008, the Board of Directors confirmed this appointment.

On July 27, 2008, the CDC met to study the draft proposal of the acquisition submitted by IBM and to formulate a recommendation for the Board of Directors.  On July 27, 2008, after having heard the recommendation of the CDC, the Board of Directors passed the following resolution:

“Having considered ILOG’s corporate interests, the interests of its employees, as well as, subject to review of the report of the independent expert including a fairness opinion, the interests of the shareholders and holders of Warrants, the Committee unanimously decided to

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

recommend to the Board of Directors that a preliminary opinion favorable to the IBM offer be issued.

Therefore the Committee recommends that the Board of Directors issue a preliminary recommendation that ILOG’s shareholders and holders of warrants tender their securities to the offer to be initiated by IBM, subject to (i) the contents and the conclusions of the report, including a fairness opinion, by the independent expert, (ii) the terms and conditions of the offer to be filed by IBM with the Autorité des marchés financiers and the Securities and Exchange Commission being those appearing in the Memorandum of Understanding and (iii) the Memorandum of Understanding being entered into on this date by the Company and IBM, and that it not be terminated before the meeting of the Board of Directors charged with conducting the definitive review of the draft Offer.”

On August 21, 2008, the CDC met under the acting chairmanship of Mr. Pascal Brandys to review the draft Offer, as well as the independent expert report, to formulate a recommendation for the Board of Directors.

An extract of the minutes from this meeting containing the recommendation to the Board of Directors is reproduced below.

“The CDC concluded, on the basis of the information made available to it, and in particular, IBM’s objectives with respect to ILOG from a strategic and social standpoint, as stated in the Note d’information, that the Offer is in the best interests of the Company and its employees, considering that it should allow the Company to benefit from IBM’s infrastructure and support, to extend the reach of ILOG’s products and to better compete in the market by leveraging IBM’s worldwide reach and developing new cross-selling opportunities.

The CDC then initiated a discussion with Sonia Bonnet Bernard, who presented the report of the independent expert in detail.

The CDC discussed extensively the elements of the report, including valuation methods and parameters, selection of comparables, valuation of stock options and Warrants and retention agreements.  The CDC proposed some minor updates and complements regarding the comparables.  The CDC concluded that the report fully supports the fairness of the tender offer.

The CDC then concluded, based on the information available to it, that the Offer is in the best interests of the Company, its shareholders, warrantholders and employees.  The CDC thus unanimously resolved to recommend that the Board of Directors resolve in favor of the Offer, and recommend that the shareholders and warrantholders tender their securities to the Offer.”

2.4                                 Reasoned opinion of the Board of Directors on August 25, 2008

In compliance with the provisions of Article 231-19 of the AMF General Regulations, the Board of Directors met on August 25, 2008, chaired by Mr. Pierre Haren in his capacity as Chairman and Chief Executive Officer in order to specifically examine the draft Offer and to render a reasoned opinion on the interest it presents as well as any consequences it entails for the

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

Company, its shareholders and employees.  All members of the Board of Directors participated in the meeting.  The Board of Directors unanimously adopted the resolutions below:

An extract from the minutes of this meeting containing the reasoned opinion of the Board of Directors is reproduced below.

“The Board is reminded that the firm of Ricol, Lasteyrie & Associés was appointed as an independent expert by the Chairman of the Board of Directors on July 18, 2008 upon the proposal of the Corporate Development Committee and that the Board of Directors confirmed this appointment on July 28, 2008.

The Offer is for (i) any and all shares of the Company, either issued or to be issued upon the exercise of Warrants or stock options, or a maximum of 23,109,853 shares (excluding free shares with a lock-up period that has not expired by the closing date of the Offer) as well as (ii) any and all Warrants issued by the Company, or 254,000 Warrants (together with the shares and the Warrants, the “Securities”).

According to the terms of the Offer, IBM agrees to offer to the Company’s shareholders 10 Euros per share with all attached rights including the right to receive payment for the dividend pertaining to the 2008 fiscal year.  IBM agrees to offer to the holders of Warrants:

• 0.50 Euro per Warrant n°1 issued in 2003,

• 0.50 Euro per Warrant n°2 issued in 2003,

• 0.65 Euro per Warrant issued in 2004,

• 0.50 Euro per Warrant issued in 2005,

• 0.83 Euro per Warrant issued in 2006 and

• 1.93 Euros per Warrant issued in 2007.

The Directors examine IBM’s draft offer document as well as the Company’s draft offer response document and the document titled “Other information” which shall be submitted to the AMF in connection with the Offer, these documents having been submitted to the Board of Directors within a timeframe allowing for a complete and adequate review. A discussion is conducted with respect to the characteristics of the Offer and its filing.

Isabelle Murru, representative of the Workers’ Council at the Board of Directors, then spoke.

Isabelle Murru formally takes note with satisfaction that the Corporate Development Committee and the Board of Directors have notably taken IBM’s intentions in respect of employment matters as mentioned in the Offer document of CITLOI into account in their assessment.

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

In addition, pursuant to Article L. 2323-21 of the Labor Code, an informational meeting of the Company’s Workers’ Council shall be organized on August 26, 2008, after the Offer by IBM has been filed.

Pursuant to Article L. 2323-23 of the Labor Code, Workers’ Council is willing to listen to the bidder with regard to financial and industrial policy, its strategic plans for the Company and the consequences of the implementation of the offer on the overall interests, employment, operating sites and the location of decision making centers of the company.

•                                          Examination of the Report by the firm of Ricol, Lasteyrie & Associés

The Chairman and Chief Executive Officer then calls the attention of the Board of Directors to the report delivered by the firm of Ricol, Lasteyrie & Associés on the fairness of the financial conditions of the Offer submitted to the Board of Directors.  The Chairman invites Mrs. Sonia Bonnet-Bernard, from the firm of Ricol, Lasteyrie & Associés, to speak and explain their conclusions.

The conclusions of the independent expert’s report regarding the offer price, i.e. 10 Euros per share and, for the Warrants:

• 0.50 Euro per Warrant n°1 issued in 2003,

• 0.50 Euro per Warrant n°2 issued in 2003,

• 0.65 Euro per Warrant issued in 2004,

• 0.50 Euro per Warrant issued in 2005,

• 0.83 Euro per Warrant issued in 2006 and

• 1.93 Euros per Warrant issued in 2007.

are as follows:

“At the end of our work, we notice the following:

• the proposed Offer price offers a significant premium (nearly 50%) as against the average market price over one month, and a premium of nearly 37% as against the spot price on July 25, 2008, which was the last trading day before the announcement of the transaction. The market price, considering the Company’s free float and despite the low liquidity of the security, constitutes an important reference point; the transaction thus offers an immediate liquidity to the ILOG’s shareholders, at a much higher price compared to stock market price over the past year. Moreover, certain of the Company’s historical shareholders have committed to tendering in the Offer all the shares they hold in the share capital of the Company;

• ILOG Executive Committee members were offered retention agreements which will become effective if the Offer is successful. The agreements signed in this context provide for additional compensation, which will be paid out if the

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

employees concerned stay with the company for six to thirty-six months and help reach certain milestones which will be definitively set by the closing date of the Offer. Although significant, the amounts involved are not, by their nature, likely to impact the fairness of the price offered to the shareholders;

• The Bidder had not released any figures as to the amount of synergies this transaction could realize;

• A discounted future cash flows (DCF) analysis could not be carried out in the absence of a business plan; the budget for the current year not having been approved by the Company’s Board of Directors; the stock analysis having been carried out on the basis of forecasted aggregates for 2009 and 2010, based on the Bloomberg consensus and discussions with the management team;

• The Offer price reflects a premium of between 26.1% and 60% as against the values calculated by using the stock exchange comparables method, calculated on the basis of aggregates determined as explained above;

• The Offer price also reflects a premium of approximately 8% as against the value obtained by applying the 2010 market multiple to a selected EBITDA equal to 10% of the forecast ILOG 2010 turnover;

• The Offer price reflects a premium of between 5.6% to 29.2% as against the values calculated by using the comparable transactions method. Nonetheless, the relevance of this method must be viewed in light of the tenuous comparability of the acquisition contexts of the different companies. This method has therefore been used for informational purposes only.

In this context, and in the present market conditions, we believe that the price of € 10.00 per share which the bidding company, IBM, proposes to offer is financially fair, in the context of an offer to the ILOG shareholders.

We also believe that the aggregate amount proposed to the warrantholders today is fair from a financial standpoint since all of them are directors or former members of the ILOG Technical Advisory Committee which has been subsequently disbanded.”

The Board of Directors takes note of the independent expert’s opinion regarding the fairness, from a financial point of view, of the price of the Offer.

•                                          Recommendation by the Corporate Development Committee concerning the draft Offer

Mr. Brandys, Chair of the CDC, presents the CDC’s deliberations during the meeting held on August 21, 2008 to the Board of Directors.

The Chairman of the CDC indicates that, with regard to whether the Offer is in the interest of the Company, the CDC took note of the intentions and objectives stated by IBM in the draft offer document and has determined that the Offer is in line with the Company’s interests, including by

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

allowing ILOG to rely on IBM’s infrastructure, increasing the market ability of ILOG products and being more competitive by offering new commercial development opportunities, especially internationally and through the development of cross-selling.

The Chairman of the CDC indicates to the Board of Directors that, after having become aware of the valuation elements explained in the draft offer document and having taken note of the conclusions of the independent expert and after having deliberated, the CDC has deemed, based on the assessment of all available information, that the Offer is in the best interests of Company, its shareholders, its warrantholders and employees, that the CDC has therefore unanimously decided to recommend that the Board of Directors decide favorably on the Offer and to recommend that the shareholders and holders of Warrants tender their Securities in the Offer.

[…]

•                                          Reasoned opinion by the Board of Directors concerning the proposed Offer and recommendation to holders of shares and Warrants in the Company

The Chairman reminds the Board of Directors that they must render a reasoned opinion on the draft Offer.

The Board of Directors reviewed all available information insofar as it was financial in nature, which in so far as it was financial in nature, was the subject of a discussion with J.P. Morgan.

[…]

The Board of Directors:

•                                          Notes that the independent expert has found the proposed financial conditions of the Offer to be fair;

•                                          Takes note of IBM’s intentions on matters of strategy and employment; and

•                                          Notes that the CDC has recommended that the Board of Directors issue a favorable opinion and recommend that the Company’s shareholders tender their shares in the Offer.

Considering the foregoing and pursuant to deliberation, the Board of Directors concludes, with the unanimous vote of the present and represented matters, that the Offer is in the best interests of Company, its employees, its shareholders and warrantholders.

Consequently and in view of the preceding, the Board of Directors resolves, with the unanimous vote of the present and represented members, subject to the confirmation by IBM that the Board of Directors hereof constitutes a “Board recommendation”  as defined in the Memorandum of Understanding entered into on July 28, 2008 between IBM and ILOG (“MOU”), to issue an opinion in favor of the Offer and to recommend that Company’s shareholders and holders of Warrants tender their Securities in the Offer. The Board of Directors

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

grants the Chairman the authority to determine whether the aforementioned condition has been satisfied(1).

Finally, the Directors unanimously decided to tender all their Securities to the Offer.”

The Board unanimously resolved at this meeting to modify the terms and conditions of the Warrants so that they may be tendered to the Offer, and that it will take all necessary steps to this end.

With respect to the exercise period of certain stock options issued by the Company, the Board of Directors resolved to modify the exercise period of the stock options that are exercisable after the Offer, so that (i) they shall become exercisable the day that the Offer begins and (ii) subject to the success of the Offer in accordance with Article 232-4 of the AMF General Regulations, the exercise period shall end on the 7th day preceding the end of the Offer reopened in accordance with Article 232-4 of the AMF General Regulations. Furthermore, and as a corollary to this right granted to stock purchase and stock subscription option holders, the Board of Directors decided that, subject to the success of the Offer in accordance with Article 232-4 of the AMF General Regulations, the total number of options held by option holders (other than holders whose only actual or potential interests in the Company’s capital at the date of the document consists of stock options and/or subscription options that are exercisable and in the money based on the Offer price), shall expire on the 6th day preceding the end of the Offer reopened in accordance with Article 232-4 of the AMF General Regulations.

Finally, the Board of Directors unanimously decided to authorize the Chairman to tender in the Offer all of the treasury shares held by the Company with the exception of treasury shares the purpose of which is to satisfy the Company’s legal and contractual obligations. The Board also decided to authorize the Chairman to terminate the liquidity contract entered into with Oddo Corporate Finance on April 10, 2006. Therefore the treasury shares subject to this agreement can be tendered to the Offer.

On September 3, 2008, ILOG sent a letter to Oddo Corporate Finance to terminate the liquidity contract. Pursuant to the applicable rules, the shares subject to this agreement are transferred into market. As a result these shares can be tendered to the Offer.

(1) IBM having confirmed this point, the favorable opinion and the recommendation of the Board are without condition.

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English translation for informational purposes only.

Investors should only rely on the French documents filed with the AMF.

3.                                      INTENTION OF THE MEMBERS OF THE BOARD OF DIRECTORS

All members of the Board of Directors expressed their intention to tender in the Offer the Securities that they either hold or would hold, i.e., to the knowledge of the Company, an aggregate amount of 758,090 Shares and 238,000 Warrants, representing approximately 4.35% of the share capital on a fully diluted basis.

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English translation for informational purposes only.
Investors should only rely on the French documents filed with the AMF.

4.                                      INDEPENDENT EXPERT’S REPORT

Ricol, Lasteyrie & Associés was appointed as independent expert by the Chairman of the Board of Directors on July 18, 2008 upon the proposal of the CDC.

The full text of the written report of Ricol Lasteyrie & Associés is attached as Annex I to this offer response document.

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English translation for informational purposes only.
Investors should only rely on the French documents filed with the AMF.

5.                                      AGREEMENTS LIKELY TO HAVE AN IMPACT ON THE ASSESSMENT OR THE OUTCOME OF THE OFFER

5.1           Proposal made to ILOG’s Chairman and Chief Executive Officer and to certain directors and members of ILOG’s executive committee

The Company and IBM have proposed, retention letter agreements and offer letters (as described hereinafter) to the main executive officers of the Company. Among the persons that have received offer letters from IBM are Pierre Haren, Chairman and Chief Executive Officer of the Company, and Bounthara Ing, Deputy Chief Executive Officer of the Company. No other director of the Company has entered into similar agreements with the Company or IBM.

The principal terms of these agreements are described below.

Retention Letter Agreements

IBM and the Company have proposed that each of Messrs. Abramatic, Brisson, Deutsch and Maurel, members of ILOG’s Executive Committee, nullify and terminate those provisions of their respective employment agreements related to retention payments that are in addition to payments under the Company’s applicable collective bargaining agreement, including the severance packages implemented by the Company’s Board of Directors on November 30, 2006 (see section 6.10 of this document for a description of these severance packages).  In consideration for this waiver, the Company and each of Messrs. Abramatic, Brisson, Deutsch and Maurel have entered into amendments to their employment agreements (the “Retention Letter Agreements”) providing for the payment of milestone achievement payments under the retention program summarized below.  The Retention Letter Agreements will be effective as of the settlement and delivery of the Offer and subject to the settlement and delivery of the Offer.

To date, to the knowledge of the Company, it is expected that certain other employees of ILOG (approximately 8 persons) will enter into retention agreements which are subject to the successful completion of the Offers.

IBM Offer Letters

Each of Messrs. Haren, Ing and Arnaud has entered into an offer letter with IBM (the “IBM Offer Letters”), which will be effective as of the settlement and delivery of the Offer and subject to the settlement and delivery of the Offer, pursuant to which such executive officers agreed to waive their rights to the severance benefits under the employment agreements and the severance packages implemented by the Company’s Board of Directors on November 30, 2006 (see section 6.10 of this document for a description of these severance packages).  Pursuant to the IBM Offer Letters, Messrs. Haren and Ing will be employed by IBM on a full-time basis as non-officer executive employees following the settlement and delivery of the Offer and Mr. Arnaud will be employed by IBM on a full-time basis as a non-officer executive employee for a limited transition period of twelve (12) months following the settlement and delivery of the Offer.

Effective as of their first day of employment with IBM, the compensation of Messrs. Haren, Ing and Arnaud could be modified by IBM. The target cash incentive opportunities for Messrs. Haren and Ing will be determined according to the IBM Growth-Driven Profit Sharing Program, or any other applicable IBM plan or policy, provided that for twenty-four (24) months and eighteen (18) months, respectively, neither their base salary nor total target cash opportunity will be reduced from the amounts in effect immediately prior to the settlement and delivery of the Offer.  Mr. Arnaud will not be eligible to participate in any of IBM’s cash incentive programs.

The IBM Offer Letters provide for the participation of Messrs. Haren, Ing and Arnaud in the retention program described below.

Retention Program

The retention program is designed to incentivize each of the persons who accept it to remain as employees of the Company or IBM, as applicable, in order to aid in the successful integration of the Company’s activities with IBM.

The beneficiaries of the retention program will be entitled to receive milestone achievement payments during a period of up to three years following the settlement and delivery of the Offers. The milestone achievement payments under the retention program are contingent upon the employee’s achievement of certain milestones during each period, as well as upon the continued employment of the employee through the end of such period.

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The following table sets forth the maximum aggregate amount of all milestone achievement payments to which each of the following executive officers become entitled under the retention program and the number of semiannual milestone achievement periods over which such amount is allotted:

Name of Executive Officer	Maximum Aggregate Milestone Achievement Payments	Number of Semiannual Milestone Achievement Periods
Jean-Francois Abramatic	€946,400	6
Jérôme Arnaud	$800,000	2
Eric Brisson	€630,900	4
Christian Deutsch	€220,800	1
Olivier Maurel	€220,800	1
Pierre Haren	$2,000,000	4
Bounthara Ing	$1,000,000	4

In consideration for the Retention Letter Agreements and the IBM Offer Letters, and for the rights relating to the early exercise of stock options, each of the abovementioned executive officers has agreed to irrevocably waive his rights in connection with the right of allotment to Company free shares and the Company stock options held by him that have not been exercised by seven days prior to the closing of the reopened Offer pursuant to article 232-4 of the AMF General Regulation.

Non-Competition and Non-Solicitation Restrictive Covenants

The Retention Letter Agreements of Messrs Abramatic, Brisson, Deutsch and Maurel include non-competition restrictive covenants for a one year period from the termination of their respective employment agreements, as well as non-solicitation restrictive covenants for a two year period from the termination of their respective employment agreement.  As consideration for the non-competition obligations and subject to the fulfillment of these obligations, each of Messrs. Abramatic, Brisson, Deutsch and Maurel will receive payment under the applicable collective bargaining agreement or, if no such payment is provided, a payment equal to one-quarter of his average monthly salary for twelve months preceding the termination of his employment agreement, excluding among other things discretionary or contractual bonuses. IBM is permitted to narrow the duration of the non-competition period and consequently reduce the above payment.  Each Retention Letter Agreement also includes a non-solicitation provision towards any employee of IBM or of the Company which endures during the employment period and for two years from the termination of the employment agreement.

The IBM Offer Letters of Messrs Haren, Ing and Arnaud include non-competition and non-solicitation restrictive covenants which endure for two years from the settlement and delivery of the Offer or, if the individual is terminated without cause, for the individual’s period of employment with IBM.

[…]

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5.2                                 Tender commitments

By an agreement dated July 25, 2008, INRIA-Transfert undertook to tender in the Offer all of the Shares it holds, directly or indirectly, in the share capital of the Company, that is a total of 1,237,750 Shares, representing approximately 6.4% of the share capital of the Company, at a price of 10 Euros per Share, subject to the agreement of INRIA’s Board of Directors.  To the knowledge of the Company, it is expected that the board of directors of INRIA will approve the undertaking to tender by INRIA-Transfert before the closing of the Offer.

SAP undertook, according to an agreement dated July 27, 2008, to tender in the Offer all of the Shares it holds, directly or indirectly, in the share capital of the Company, that is a total of 685,064 Shares, representing approximately 3.6% of the Company’s share capital at a price of 10 Euros per Share.

On July 31, 2008, the Supervisory Board of the FCPE decided to tender to the Offer all shares it held, which to the knowledge of the Company represent approximately 2.47% of the Company's share capital as of July 7, 2008.

In addition, all members of the Board of Directors of ILOG expressed their intention to tender in the Offer the Securities that they hold. To the knowledge of the Company, the members of the Board of Directors hold, in the aggregate, 758,090 Shares and 238,000 Warrants, representing approximately 4.35% of the share capital on a fully diluted basis.

With the exception of the foregoing, the Company is not party to any agreements likely to have an impact on the assessment of the Offer or on its outcome, nor is the Company aware of any agreements capable of having an impact on the assessment of the Offer or on its outcome.

5.3                                 Treasury shares

As indicated in the reasoned opinion of the Board of Directors, the text of which is reproduced in Section 2 above, treasury shares held by the Company that do not have the purpose of satisfying the Company’s legal and contractual obligations may be tendered in the Offer.

5.4                                 Memorandum of Understanding

On July 27, 2008, the Company and IBM entered into the MOU, a summary of which is provided below, which set forth the conditions of the Offer as well as the parties’ obligations within the context of the Offer.

The following is a summary of the significant terms of the MOU signed July 27, 2008, by IBM and the Company.

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English translation for informational purposes only.
Investors should only rely on the French documents filed with the AMF.

This summary has been prepared for informational purposes only.  The full version of the MOU, in English, which controls, is available at www.sec.gov, the website of the SEC.

The articles mentioned in this summary refer to the articles of the MOU.

*              *              *

IBM intends to acquire, or have one of its subsidiaries acquire, all outstanding shares and Warrants of the Company by filing the Offers, one in France and one in the United States for (i) the Shares, (ii) the ADSs, and (iii) the Warrants.

In the Offers, IBM will undertake to offer, in cash:

•	10 euros per Share tendered (excluding ADSs);

•	the equivalent value in US dollars of 10 euros per ADS tendered (on the basis of the Euro/US dollar exchange rate on the settlement date of the Offers);

•	0.50 euros per Warrant 1 issued in 2003;

•	0.50 euros per Warrant 2 issued in 2003;

•	0.65 euros per Warrant issued in 2004;

•	0.50 euros per Warrant issued in 2005;

•	0.83 euros per Warrant issued in 2006;

•	1.93 euros per Warrant issued in 2007.

Completion of the Offers will be subject to the following conditions:

•	IBM obtaining at least 66.67% of the capital and voting rights of the Company on a fully-diluted basis; and

•	the requisite authorizations being obtained from the competent anti-trust authorities in the United States and the European Union.

The opening of the Offers remains subject to the authorization of the French Ministry of the Economy, Finance and Employment under the regulations governing foreign investments in France.

On July 27, 2008, the Board of Directors unanimously (i) determined that the Offers were in the best interest of the Company and its employees and, subject to its review of a fairness opinion, in the best interests of the shareholders and other securityholders (the “Other Securityholders”); (ii) decided to confirm the July 18th appointment of Ricol Lasteyrie & Associés as the independent expert (the “Independent Expert”) responsible for preparing a

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English translation for informational purposes only.
Investors should only rely on the French documents filed with the AMF.

report including a fairness opinion on the Offer (the “Fairness Opinion”), pursuant to the provisions of Article 261-1 I 2° and 5° of the AMF General Regulations, (iii) decided that upon receipt of the Fairness Opinion, subject to the contents and conclusions of the Fairness Opinion, that it would decide upon a final recommendation to its securityholders to tender their securities to the Offers, and would authorize the Chairman and Chief Executive Officer of the Company (the “CEO”) to tender the treasury shares of the Company (the “Treasury Shares”) in the Offer, and (iv) authorized the CEO to execute the MOU.

The workers’ council of the Company was informed of IBM’s proposed acquisition of the Company prior to the July 27th meeting of the Board of Directors.

IBM has obtained commitments from certain shareholders of the Company (each holding more than 2% of the outstanding Shares of the Company as of July 27, 2008) to tender their Shares in the Offers; these commitments represent, in the aggregate, approximately 10% of the outstanding Shares of the Company as of July 27, 2008.

1.                                      CONDITIONS PRECEDENT

The obligations of IBM and the Company, under Articles 2.2, 3.2 and 4 of the MOU, are subject to the completion, or waiver by IBM, of the conditions precedent stipulated below no later than September 15, 2008:  1) the Fairness Opinion confirming that the financial terms of the Offers are fair has been transmitted to the Board of Directors; 2) the Board of Directors has unanimously (a) confirmed that the acquisition of the Company by IBM is in the best interests of the Company, its employees, its shareholders and the Other Securityholders; (b) recommended that the shareholders and the Other Securityholders tender their securities in the Offers; (c) decided to modify the terms and conditions of the Warrants to allow the holders thereof to tender them in the Offers; and (d) authorized the CEO to tender the Treasury Shares in the Offers; and 3) each director has declared that he will tender his Shares and Warrants in the Offers (the “Board Recommendation”).

2.                                      COMMITMENTS OF IBM

2.1           Commitments of IBM not subject to conditions

Among other things, IBM undertakes to:

(i)

provide the Company with all information about it required for the preparation of the Company’s Offer documents and Schedule 14D-9, and any supplements or amendments thereto (the “Company Offer Documents”);

(ii)	allow the Company to comment on IBM’s Offer documents and Schedule TO, and any supplements or amendments thereto (the “IBM Offer Documents”);

(iii)

contact the French Ministry of the Economy, Finance and Employment, by August 1, 2008, to determine the earliest date on which IBM may file a request for prior authorization pursuant to Article L. 151-3 of the French Monetary and Financial Code concerning the regulation of foreign investments in France.

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English translation for informational purposes only.
Investors should only rely on the French documents filed with the AMF.

2.2                                 Commitments of IBM subject to conditions

IBM makes the following commitments subject to the condition that, no later than September 15, 2008, the conditions precedent stipulated in Article 1 of the MOU (Board Recommendation) are completed, or have been waived by it:

Filing the Offers

Among other things, IBM undertakes to:

(i)

file the Offer and the related documents with the AMF no later than five (5) trading days after the date of completion, or waiver by IBM, of the conditions precedent stipulated in Article 1 of the MOU; and to

(ii)	file the U.S. Offer and the related documents with the SEC, as soon as possible after the opening of the Offer.

Beneficiaries of stock options and rights to bonus shares

The Company’s stock option plans will be modified to allow the exercise of all the Company’s stock options before the close of the Offers.

The beneficiaries of the Company’s stock options which are “out of the money” and restricted stock units shall receive compensation as consideration for their waiver of these options and rights.

Notification to the French Ministry of the Economy

IBM will file, as soon as possible and no later than the date of filing of the Offer with the AMF, a request for prior authorization with the Ministry of the Economy, Finance and Employment, pursuant to Article L. 151-3 of the Monetary and Financial Code regulating foreign investments in France.

Existing rights to indemnification of directors and officers

IBM agrees that all rights in existence on the date of the settlement and delivery of the Offers with regards to the indemnification for the acts and omissions of the current and former directors and officers which occurred prior to the settlement of the Offers shall continue in full force and effect in accordance with their terms.

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English translation for informational purposes only.
Investors should only rely on the French documents filed with the AMF.

3.                                      COMMITMENTS OF THE COMPANY

3.1                                 Commitments of the Company not subject to conditions

3.1.1        Securities of the Company held by persons residing in the United States

The Company undertakes, as soon as possible after the signing of the MOU, to use reasonable efforts to provide IBM with the number of ADSs, Shares and Warrants held by persons residing in the United States.

3.1.2        Conduct of the Company’s business

As of July 27, 2008, and until the filing of the Offer, the Company undertakes to:

(i)	conduct its activities in the normal course of business in accordance with its past practices;

(ii)	cooperate with the Independent Expert to allow him to prepare his Fairness Opinion;

(iii)	provide IBM with all information concerning the Company which is necessary for the preparation of the IBM Offer Documents.

3.1.3        Change of control

The Company undertakes, as soon as reasonably possible and in any event from the filing of the Offer and until the date of the settlement and delivery of the Offer, to use reasonable efforts to obtain consents from the third parties to the contracts entered into by the Company which contain change of control clauses, when this is necessary to avoid any disruption or damage to the Company’s business following the change of control of the Company resulting from the Offers.

3.1.4        Preparation of the documents

The Company undertakes to prepare the documents which are necessary in connection with the U.S. Offer (including the Schedule 14D-9) and the Offer (in particular, the offer response document) and to allow IBM to comment on such documents.

3.1.5        Exclusivity

During the term of the MOU, the Company undertakes:

(a)

not to, directly or indirectly, (i) solicit, initiate, encourage or engage in any other action which would facilitate a request, proposal or an offer from a third party for any transaction which could confer on such third party (A) 10% or more of the operating income, total revenue, EBITDA or assets of the Company and its subsidiaries, taken as a whole, or (B) 5% or more of any class of capital stock, or other equity or voting rights in the Company or any of its subsidiaries (a

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“Takeover Proposal”), or any demand or proposal which could be reasonably expected to lead to an Takeover Proposal, or (ii) begin, continue or participate, in any way, in discussions relating to any Takeover Proposal; and

(b)

to notify IBM, within one trading day, of the receipt of any Takeover Proposal or any contact that could lead to a Takeover Proposal, and to keep IBM reasonably and regularly informed of the development of such Takeover Proposal or contact.

However, neither these provisions nor the other provisions of the MOU may (A) prohibit the Company or the Board of Directors from complying with applicable laws and regulations, (B) prohibit the Company from communicating, as of the announcement or filing of the Offer, to any third party the same information as provided to IBM in compliance with Recommendation 2003-01 of the French Commission des operations de bourse, or (C) prevent discussions or negotiations with any third party that files a tender offer for the securities of the Company with the AMF.

3.1.6        Shareholders of the Company

The Company undertakes to use reasonable efforts to assist IBM in obtaining commitments to tender in the Offer from certain shareholders of the Company holding at least 2% of the outstanding capital of the Company.

3.1.7        Representations and warranties of the Company

The Company represents and warrants that:

(a)	Pierre Haren has the requisite capacity and powers to execute the MOU on behalf of the Company, and that the MOU has been properly approved by the Board of Directors;

(b)	the Shares, Warrants and the Company’s stock options have been duly and validly issued or granted and the Shares and Warrants are fully paid up;

(c)

the Company has no knowledge of any fact or circumstance negatively affecting the business of the Company and its subsidiaries, as a whole, which has not been communicated to the public or IBM, which, if disclosed, could have a noticeable influence on the price of the Shares, and the Company has communicated to IBM and given it access to any contract binding the Company or one of its subsidiaries which (i) represents a substantial portion of the Company’s earnings for each of the last three years or (ii) concerns intellectual property licensed and used by the Company for its products;

(d)	the Company has published, pursuant to French and U.S. laws and regulations, all information that must be provided to securityholders of the Company;

(e)	the Company is a “foreign private issuer” as this term is defined in Rule 3b-4 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”); and

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(f)	the Offers (excluding the Warrants) qualify for “exemptive relief” pursuant to Rule 14d-1(d) of the Exchange Act.

3.2           Commitments of the Company subject to conditions

The Company makes the following commitments subject to the condition that, no later than September 15, 2008, the conditions precedent stipulated in Article 1 of the MOU (Board Recommendation) are completed, or have been waived by IBM:

The Company undertakes to:

(a)	file with the AMF, simultaneously with the filing of the Offer by IBM, the Company’s Offer documents, which shall include the Fairness Opinion and the Board Recommendation;

(b)	file a Schedule 14D-9 with the SEC, simultaneously with the opening of the Offer;

(c)	tender to the Offer, if required by IBM, the Treasury Shares; and

(d)	use its best efforts to cause the Company’s employees’ mutual investment funds to tender their Shares to the Offer.

3.3           Break fee

The Company agrees to pay IBM a break fee of four (4) million euros, representing approximately 2% of the total price of the Offers (the “Break Fee”), if:

(a)	the Board of Directors does not make the Board Recommendation before September 15, 2008, or withdraws or modifies the Board Recommendation and/or recommends a tender offer from a third party;

(b)	a third party files a tender offer, before the filing of the Offer, which is declared compliant by the AMF and IBM then announces that it will not file the Offer; or

(c)	IBM withdraws the Offer pursuant to Article 232-11 of the AMF General Regulations.

4.                                      STAFF, EMPLOYMENT AND CAREER OPPORTUNITIES

If the Offers are successful, IBM shall act so that the Company and its subsidiaries maintain their commitments for the compensation, options and other benefits granted to current and former employees and corporate officers, under the conditions existing on June 30, 2008.

5.                                      COOPERATION BETWEEN THE PARTIES

The parties agree to cooperate in order to successfully complete the Offers.

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6.                                      TERMINATION

6.1                                 Automatic termination

The MOU shall be automatically terminated on December 31, 2009, or before that date in the event that:

(i)	the conditions precedent of Article 1 are not completed, or waived by IBM, by September 15, 2008;

(ii)	one of the Offers lapses or is not completed because the conditions to which it is subject are not met;

(iii)

the unconditional prior authorization for foreign investments from the French Ministry of the Economy, Finance and Employment is not obtained (or deemed obtained) at the expiration of a period of two months and one trading day after the Offer is filed with the AMF; or

(iv)	IBM withdraws the Offer pursuant to Article 232-11 of the AMF General Regulations.

6.2                                 Termination at option of IBM

The MOU may be terminated by IBM in the event that:

(i)

before the Offer is filed, an action or event occurs which is reasonably likely to negatively and substantially affect the activities or the financial position of the Company, or its ability to operate in substantially the same manner as it operated prior to July 27, 2008, after the closing of the Offers; it is specified that any event affecting the industry of the Company generally, or the economy and financial markets generally, without specific prejudice to the Company, shall not be considered to be events affecting the activities or the financial position of the Company for the purposes of this stipulation;

(ii)	the Company does not meet its obligations for the preparation of the Company Offer Documents or exclusivity (Articles 3.1.4 and 3.1.5 of the MOU);

(iii)	a third party files a tender offer for the securities of the Company before IBM files the Offer, and such tender offer is declared compliant by the AMF;

(iv)	the Company adopts measures that modify its substance as outlined in Article 232-11 of the AMF General Regulations; or

(v)

the representations and warranties of the Company are inaccurate on the date of the Board Recommendation provided that IBM may not terminate for a minor or irrelevant breach of such representations and warranties.

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6.3           Termination at option of the Company

The MOU may be terminated by the Company if IBM fails in its obligations to (a) file a request for prior authorization with the Ministry of the Economy, Finance and Employment under the regulations governing foreign investments in France and/or to (b) file the Offer no later than five (5) trading days after the date of the fulfillment or waiver of the conditions precedent stipulated in Article 1.

6.4           Effect of the Termination

The MOU shall be terminated without prejudice to the obligations of the parties under the confidentiality agreement by and between the parties, and to the provisions of Articles 3.3 (insofar as an event resulting in the payment of the Break Fee takes place no later than the date of the termination), 6, 8 and 9 of the MOU.

The termination of the MOU pursuant to Articles 6.1, 6.2 or 6.3 shall not release IBM or the Company from their liabilities if the MOU is violated prior to such termination, and the Company shall continue to have an obligation to pay the Break Fee pursuant to the provisions of Article 3.3.

7.                                      APPLICABLE LAW

The MOU is subject to French law.  Any dispute relating thereto shall be submitted to the French courts.

6.                                      ELEMENTS LIKELY TO HAVE AN IMPACT ON THE OFFER

6.1           Structure and allocation of ILOG’s capital

As of July 7, 2008, to the Company’s knowledge, the Company’s share capital amounts to 19,208,848 Euros, divided into 19,208,848 shares and allocated as follows:

Shareholders	Shares held	% of capital	% of voting rights
Public	11,539,825	60.08%	62.77%
INRIA (a)	1,237,500	6.44%	6.73%
Financière de l’Echiquier	1,473,928	7.67%	8.02%
SAP	685,064	3.56%	3.72%
Directors and corporate representative	615,606	3.20%	3.35%
FCPE ILOG	474,216	2.47%	2.58%
Treasury shares (b)	823,579	4.29%	0%
Conversion Capital Partners Limited	2,359,130	12.28%	12.83%
Total	19,208,848	100%	100%

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(a)	National Research Institute for Computer Science and Automated Systems (Institut National de Recherche en Informatique et Automatique).

(b)	Treasury shares correspond to equity shares held by ILOG in its own right and pursuant to the liquidity contract.

6.2           Statutory and contractual restrictions on voting rights and on Share transfers; clauses of agreements brought to the attention of ILOG

No statutory restrictions apply to the exercise of voting rights or to the transfer of the Shares.

No clause of any agreement stipulating preferential conditions for the transfer or acquisition of the Shares at a minimum of 0.5% of the capital or voting rights has been brought to the attention of the Company.

6.3           Direct or indirect interests in ILOG’s Share capital of which the Company has knowledge

The following threshold crossings have been declared to the AMF and to the Company in the course of the 2007 fiscal year and since the beginning of the current fiscal year:

•

By a letter dated November 13, 2007, completed by a letter dated November 15, 2007, the company, Conversion Capital Partners Limited, acting on behalf of the fund, Conversion Capital Master Limited, stated that on November 13, 2007, following the acquisition of Shares on the market, it had exceeded the thresholds of 5% of capital and voting rights in ILOG, and that it held, on behalf of said fund, 971,852 Shares representing the same number of voting rights, or 5.06% of the capital and voting rights of ILOG (on the basis of share capital composed of 19,194,098 Shares representing the same number of voting rights),

•

On May 29, 2008, the company, Conversion Capital Partners Limited, acting on behalf of the fund, Conversion Capital Master Limited, stated that it had exceeded the threshold of 10% of the Company’s capital and voting rights and that it held 1,945,252 Shares representing 10.13% of the Company’s share capital (based on a share capital composed of 19,208,848 shares) on behalf of said fund.

6.4                                 List of holders of any Securities with special control rights and the description of the rights thereof

No Securities issued by the Company carry special control rights.

6.5                                 Control mechanisms stipulated for a potential employees’ shareholding plan

Some of the Company’s employees hold Shares through the FCPE ILOG Actionnariat.  The decision to tender the Shares held by the FCPE shall be made by the supervisory board of the FCPE (the “Supervisory Board”).  The Supervisory Board is composed equitably of two employee members elected among and by the shareholders of the FCPE, and two members representing the Company, appointed by the Company’s management.  Decisions are voted on and passed by the majority of members either in attendance or represented.

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On July 31, 2008, the Supervisory Board decided to tender to the Offer all of the Shares it held; to the knowledge of the Company, 474,216 Shares, representing approximately 2.47% of the Company’s share capital.

6.6           Agreements among shareholders, of which ILOG has knowledge, that could restrict the transfer of the Shares and the exercise of voting rights

The Company has no knowledge of any shareholder agreements likely to restrict the transfer of the Shares and the exercise of voting rights.

6.7           Rules applicable to the appointment and replacement of members of the Board of Directors and rules applicable to the modification of the by-laws of the Company

Pursuant to Sections 14, 16 and 17 of the Company’s Articles of Association, the Chairman, the Chief Executive Officer and the vice-executive officer are supposed to resign from their office if, and as soon as, they reach the age of 70 during the course of their mandate.  However, the mandates of any such individuals shall be extended until the meeting of the Board of Directors during which their successors shall be appointed.

An extraordinary shareholders’ meeting of the Company is entitled to decide or authorize direct or indirect changes to the by-laws in accordance with applicable laws and regulations.

6.8           Powers of the Board of Directors and the Chief Executive Officer, in particular regarding the issuance and repurchase of shares

In addition to the general powers granted by law and by the Articles of Association, the Board of Directors holds the following delegations of authority which were granted to it during the shareholders’ meeting held on November 30, 2006:

•

Authorization to increase the share capital by issuing Securities giving access to the share capital, immediately or not, with a preferential subscription right for the shareholders, up to the nominal amount of 5,000,000 Euros;

•

Authorization, for a duration of 26 months, to increase the share capital by issuing Securities giving access, immediately or not, to the share capital, with no preferential subscription rights for shareholders, up to the amount of 2,500,000 Euros. Any share capital increase decided pursuant to this authorization shall decrease the 5,000,000 Euros maximum amount mentioned in the preceding paragraph;

•

Authorization, for a duration of 26 months, to increase the share capital by incorporating reserves, benefits or premiums up to a maximum nominal amount of 5,000,000 Euros, such an increase decreasing the aforementioned maximum amount; and

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•

Authorization to allocate the costs attached to such share capital increases or the premiums pertaining thereto and overall limitation of the issuance amount pursuant to the abovementioned authorizations.

In addition to the powers granted by law and by the Articles of Association, the Board of Directors holds the following delegations of authority, granted at the General Shareholders’ Meeting held on November 29, 2007;

•	Authorization to reduce the share capital by cancelling repurchased Shares up to a maximum of 10% of the share capital per 24-month period;

•	Authorization to increase the share capital up to a maximum of 10% of the share capital for the payment of contributions in kind;

•

Authorization to issue Securities giving, immediately or not, access to the Company’s share capital, pursuant to Articles L.225-129-6 et seq. of the French Code of Commerce (“Code de Commerce”) and L.443-5 of the French Labor Code (“Code du travail”), to the benefit of the Company’s employees holding shares in the Company Savings Plan; and

•

Authorization to allocate, once or several times, to employees, officers and directors of the Company, Stock Options carrying the right to subscribe to new Shares of the Company or to purchase existing Shares up to a maximum of 1,000,000 existing or new Shares, and to set the exercise price for such Stock Options; and

•

Authorization to increase the share capital to a maximum nominal amount of 64,000 Euros per issuance, once or several times, by issuing Stock Options carrying the right to subscribe to a minimum of 64,000 new Shares.

In accordance with Article L. 233-32-III of the French Code of Commerce (“Code de Commerce”), any delegation of authority granted by the General Assembly of the shareholders of the Company prior to the Offer period, the implementation of which is likely to cause the Offer to fail, not including the search for other offers, shall be suspended during the period of the Offer.

6.9           Agreements entered into by ILOG that will be modified or terminated in the event of a change of control of ILOG, unless such disclosure, except for disclosure required by law, would adversely affect its interests

The Company owns approximately 33% of the share capital of the Prima Solutions company, a software platform provider for the insurance industry, based in Paris. Pursuant to a shareholders' agreement dated as of November 27, 2006, a change of control of the Company (which would occur upon the settlement and delivery of the Offer) triggers the right of other shareholders of Prima Solutions that are parties to the shareholders' agreement to purchase the Prima shares held by the Company.

Investment in Prima Solutions had several purposes based on the synergy between ILOG's BRMS products and Prima Solutions' IBCS software platform in the insurance industry. Commercial effects, either direct or indirect, of implemented synergies, since the acquisition are insignificant in ILOG's turnover, even though they remain significant to illustrate the relevance of ILOG's commercial offerings in the insurance industry. If Prima Solutions shareholders, as parties to the shareholders' agreement, were to repurchase shares held by ILOG, it is likely that the efforts that were implemented to benefit from the synergies would be less intense or could disappear.

ILOG acquired Prima Solutions shares for approximately € 3,251,000 and identified a goodwill of approximately € 3,885,000 remaining as an asset on the balance-sheet and not depreciated as of June 30, 2008. The shareholders' agreement provides that the repurchase of Prima Solutions shares held by ILOG will occur at a higher price than the acquisition price.

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With the exception of the aforementioned shareholders’ agreement, the Company believes that no significant agreements entered into by the Company are likely to be modified or terminated in the event of ILOG’s change of control.

6.10         Agreements providing for indemnification rights of the members of the Board of Directors or employees, in the case of their resignation or removal without serious cause or their termination as a result of a tender offer

On November 30, 2006, the Company’s Board of Directors implemented a severance management policy which provides a severance package of between six and nine months of compensation subject to the achievement of milestones, for the following executive officers if, after an acquisition, the combined entity fails to provide such executive officers with a job equivalent in salary and position to their previous position with the Company: Jean-Francois Abramatic, the Company’s Chief Product and Marketing Officer; Eric Brisson, the Company’s Executive Vice President of Worldwide Sales; Christian Deutsch, the Company’s Chief Quality Officer; Olivier Maurel, the Company’s Chief Information Officer; Bounthara Ing, the Company’s Executive Vice President Asia Pacific and Deputy Chief Executive Officer; and Jérôme Arnaud, the Company’s Chief Financial Officer.

The engagement letters of two employees of the Company provide that such employee will receive a severance payment equal to, depending on the employee concerned, 3 or 6 months’ salary, applicable fringe benefits excluded, if (i) the employee’s employment is terminated by the Company without cause, including due to a merger or acquisition, or (ii) following a merger or acquisition of the Company, the employee voluntarily resigns due to a significant change in job function or responsibilities.

Except for Bounthara Ing, Deputy Chief Executive Officer, no other director of the Company benefits from a severance package. For all beneficiaries, the maximum aggregate amount of these severance packages is approximately € 1,104,200. As mentioned in section 5.1 of this document, the acceptance by ILOG’s Executive Committee members of the retention agreements proposed by IBM and/or the Company will terminate the abovementioned severance benefits. The persons that have not to date received or accepted a retention agreement proposed by IBM and/or the Company may receive a severance payment for a maximum aggregate amount of € 171,600.

As mentioned in Section 5.1 of this document, IBM and/or the Company have proposed to enter into retention agreements with the members of ILOG’s Executive Committee and certain employees of ILOG.  Such agreements shall become effective, subject to their approval, on the settlement and delivery of the Offer, and shall supersede the terms and conditions of the abovementioned employment agreements.

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7.                                      OTHER INFORMATION REGARDING THE COMPANY

In accordance with Article 237-28 of the AMF General Regulations, the information with respect to the characteristics of the Company, including legal-, financial- and accounting-related characteristics, shall be made publicly available no later than the day before the Offer commences.

A notice with respect to the characteristics of the Company, including, but not limited to, legal-, financial- and accounting-related characteristics, shall be published no later than the day before the Offer commences, in a daily financial newspaper published nationally, in order to inform the public regarding the availability of such public information.

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8.                                      PERSONS RESPONSIBLE FOR THE OFFER RESPONSE DOCUMENT

“To my knowledge, the information contained in this offer response document is accurate and nothing has been omitted that could make such information misleading.”

Mr. Pierre Haren

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ANNEX I

TENDER OFFER FOR ILOG’S SHARES AND WARRANTS INITIATED BY CITLOI, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF IBM

INDEPENDENT EXPERT’S REPORT

Tender Offer for ILOG’s shares and warrants

Independent Expert’s Report

INDEPENDENT EXPERT’S REPORT RELATING TO THE TENDER OFFER FOR ILOG’S SHARES AND WARRANTS INITIATED BY CITLOI, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF IBM

With regards to the tender offer (hereafter called the “Offer”) initiated by International Business Machines Corporation (“IBM”) through CITLOI, its indirect wholly-owned subsidiary (hereafter called the the “Bidder”), relating to the shares and warrants of ILOG (the “Company” or “ILOG”), we were appointed on July 18, 2008, by the President of the ILOG Board of Directors, on the recommendation of the Corporate Development Committee, to act as the Independent Expert to evaluate the fairness of the financial terms offered to the ILOG shareholders and warrant holders. Our appointment was confirmed by the ILOG Board of Directors on July 27, 2008.

Our nomination was made pursuant to Section 261-1 I of the Financial Markets Authority (AMF) General Regulation due to conflicts of interests into the Board of Directors that the Offer (i) is likely to incur, including the fact that the Offer must include financial instruments of different categories (namely shares and unlisted Warrants held by directors of the Company) and (ii)agreements to be concluded under the Offer between some managers of ILOG and IBM. We were not requested to give an opinion on the fairness of a shareholders’ compensation in case of a possible squeeze-out.

The price offered to ILOG’s shareholders has been set at € 10 per share; € 0.50 per warrant issued on December 16, 2003; € 0.65 per warrant issued on November 30, 2004; € 0.50 per warrant issued on November 29, 2005; € 0.83 per warrant issued on November 30, 2006; and € 1.93 per warrant issued on November 29, 2007.

We have applied due diligences as required in Section 262-1 of the AMF General Regulation and its implementation directive 2006-08 of July 25, 2006 concerning independent reviews (perfected itself with the AMF recommendations on September 28, 2006, modified on October 19, 2006). The details of our due diligences can be found in Appendix 5 below.

To carry out our mandate, we have used the documents and information submitted to us by the Company and its counsel, without having validated them. Pursuant to the normal practices governing independent reviews, we did not attempt to validate the historical data or estimates used. We only limited our controls to their reasonableness and consistency.

1. Introduction of the transaction

1.1 Companies involved in this transaction

1.1.1 Introduction of the Bidding Company

IBM is a company incorporated under the laws of the State of New York, with a share capital of $ 1,373,478,587.00, whose principal office is located at New Orchard Road, Armonk, New York.

IBM is a global leader in information systems, software and related services. IBM offers, amongst others, business process management (BPM) solutions and software oriented architecture (SOA) services. Its leadership in BPM and SOA relies on 6,550 clients as well as a community consisting of more than 120,000 architects and developers; over 150 universities offering the IBM SOA & BPM training courses; and more than 6,000 commercial partners.

IBM’s shares are listed on the New York Stock Exchange and the Chicago Stock Exchange (market capitalization as of August 1, 2008: $ 172 billion).

CITLOI, the bidder of the Offer, is an ordinary joint-stock company whose principal office is located at Tour Descartes – La Défense 5, Courbevoie, and is an indirect wholly -owned subsidiary of IBM.

1.1.2 Introduction to Company

ILOG is a corporation incorporated in 1987, with a capital of € 19,208,848.00 and registered with the corporate and trade register of Créteil under the number 340 852 458. Its principal office is located at 9, rue de Verdun, Gentilly (94250), France.

ILOG is a global provider of company software components and related services. The company develops, sells and services business rules management systems (“BRMS”) and optimization and visualization software components.

Moreover, ILOG provides services that mainly relates to BRMS implementation.

ILOG’s components are sold as executables on CDROMS or on the Internet.

In 1995, the Company went international by opening offices in the United States of America (California) and in Asia. For the fiscal year ended on June 30, 2008, the revenues by region were as follows: North America (45%), Europe (45%), Asia-Pacific (10%).

In April 2007, ILOG finalized the acquisition of LogicTools for $15.5 million, LogicTools is a supply chain management systems provider whose principal office is in Chicago. LogicTools specializes in network design and inventory management optimization applications.

The Company has high exposure to the financial services and insurance sectors, to which a large proportion of its clients belong (about one third of the revenues) in particular for its BRMS product line.

However, in the last year, despite a difficult environment in the financial sector, it has further diversified its customer base in the telecommunications, logistics, transportation and e-government sectors.

ILOG was first listed on the Nasdaq in 1997. In 1998, the Company’s shares were listed on Euronext Paris Nouveau Marché, before being listed on the B compartment of the Paris Euronext Eurolist in 2005 when the Nouveau Marché disappeared.

1.2 Context and conditions of the ILOG shares tender offer

By means of a joint press release on July 28, 2008, IBM and ILOG announced the execution of the Memorandum of Understanding (“MOU”) under which the companies have agreed that IBM will submit two tender offers, one in France relating to the securities of the Company, the other one in the United States relating to the ADSs issued by ILOG and the shares and warrants owned by all holders residing in the United States.

Since the end of 2006, ILOG and its Corporate Development Committee (created in January 2007) have been periodically pondering on the different strategic options opened to the Company. Several participants in ILOG industry have, since that date, approached the Company management team with a view towards reinforcing their industrial partnership and/or proceeding with the acquisition of at least part of the Company. The Company’s Board of Directors then appointed, in the summer of 2007, an investment bank, J.P.Morgan, to assist in the study and evaluation of the offers received.

IBM has been one of ILOG’s major partners for many years, and exchange of business information have occurred since the end of 2006 (a confidentiality agreement was signed in November 2006). Informal talks took place on this occasion, which became more intense in August 2007 when ILOG gave a mandate to J.P.Morgan. Discussions failed on September 2007 because the parties could not agree on a price. Informal discussions with three other actors of the software industry, which had already begun, continued but never resulted in any agreements. Discussions with IBM resumed in April 2008, have reached to an offer of € 10 per share made at the beginning of June 2008. After negotiating and signing an exclusive agreement, IBM was given access to an electronic data room and performed due diligences from July 1 to July 10, 2008. The MOU was signed on July 27, 2008.

Pursuant to Sections 231-13, 232-1 and following sections of the AMF General Regulation, IBM has filed an Offer document in which it proposes to the shareholders and warrant holders to acquire:

• all the Company shares issued or to be issued, i.e. a maximum of 23,109,853 shares;

• the warrants issued by the Company on August 26, 2008 to be exercised at the date of the offer, i.e. a maximum of 254,000 warrants.

A tender offer is also planned in the United States relating to the American Depository Shares (“ADS”) issued by ILOG and the shares and warrants owned by all holders residing in the United States in similar terms as for the shares.

The consideration of the Offer amounts to:

• € 10 per share submitted (excluding the ADS);

• the equivalent to € 10 per ADS submitted, to be paid in US dollars (on the basis of the euro/US exchange rate at the offer settlement date),

• € 0.50 per warrant # 1 issued in 2003,

• € 0.50 per warrant # 2 issued in 2003,

• € 0.65 per warrant issued in 2004,

• € 0.50 per warrant issued in 2005,

• € 0.83 per warrant issued in 2006,

• € 1.93 per warrant issued in 2007.

The Offer is conditioned to the tendering as of the closing date of the Offer of at least 66.67% of the share capital and voting rights on a fully-diluted base.

The opening of the Offer is subject to the prior authorization of the French Ministry of Economic, Industrial and Labor Affairs pursuant to the regulations on foreign investments in France. In addition, the Offer is subject to the clearance of the transaction by the European Commission under Article 6(1)(b)of EEC Regulation No.139/2004.

The Bidder indicated that it has reserved the right to request the AMF to implement a squeeze out procedure in order to acquire the ILOG shares not that have not been tendered under the Offer as soon as it holds at least 95% of the shares and voting rights.

The Offer indicates under paragraphs 1.1.2 to 1.1.5 the reasons for the Offer and the intentions of the Bidder for the next 12 months. IBM has initiated an Offer for ILOG with a view towards reinforcing its position in the business process management (BPM) and service-oriented architectures (SOA) by relying on the ILOG’s BRMS. In an environment characterized by the increasing complexity of tasks and by the explosion of the data flows, ILOG’s products will enrich IBM’s offerings, by bringing new functionalities to its software platform. Moreover, the Offer indicates that “IBM hopes it will be able to increase the visibility and penetration of ILOG’s products in its markets, in order to be more competitive in the software market. The pooling of interests of ILOG and IBM gives ILOG an important international expansion opportunity. It will also encourage product cross-selling to clients of both IBM and ILOG, and grant access to new clients thanks to a wider variety of solutions available”.

2. Declaration of Independence

2.1 Reminder of the past actions with the parties involved in the transaction and their advice.

Within the last two years, we did not perform any services for the Company, the Bidder, or any other parties that these companies control as per the definition of Section 233-3 of the Commercial Code.

Ricol, Lasteyrie & Associés has no legal or financial link with the companies involved in the Offer or with their counsels. It does not hold any financial interest in the success of the Offer, or any amount payable or receivable in any of the companies involved in the Offer or in any parties controlled by one of these companies as per the definition of Section 233-3 of the Commercial Code.

Pursuant to the recommendations of the AMF with regards to the relationships with the Bidder’s and Company’s advising banks, we emphasize that during the last two years:

• We acted as independent expert in April 2008 with regards to the take-over offer of SNCF Participations for the securities of Geodis. In this transaction, UBS was the presenting bank.

• We acted as independent expert in March 2008 with regards to the simplified take-over offer of SFR on Neuf Cegetel. In this transaction, J.P.Morgan and Natixis were the presenting banks.

• We intervened in April 2007 as independent expert in the context of the price guarantee followed by a squeeze-out initiated by Banque Fédérale des Banques Populaires for the Foncia securities. In this transaction, Natexis Bleichroeder was the presenting bank.

• We also acted as independent expert with regards to the price warranty initiated by Médiannuaire for the securities of Pagesjaunes Group in October 2006, and with regards to the simplified mixed offer and the ensuing squeeze out for the securities of AGF, respectively in March and June 2007. In these transactions, J.P.Morgan was the counsel of the targeted companies.

J.P.Morgan is ILOG’s advising bank and UBS and Natixis are the presenting institutions with respect to the Offer. We consider that the mandate granted to us by ILOG does not lead us to constantly interfere with the companies involved, as per the definition of Section 261-4 I of the AMF General Regulations.

2.2 Certification

Ricol, Lasteyrie & Associés certifies the absence of any known past, present or future link with the parties involved in the Offer, or with their counsels, that may likely affect its independence or the objectivity of its judgment with respect to the present mandate.

3. Due diligences applied

Our due diligences consisted mainly of understanding the context of the transaction, and in implementing a multi-criteria approach to ILOG valuation. Moreover, we have included the warrants in the scope of our work since they were also included in the Offer.

We spoke with the independent directors of the Company, including the Corporate Development Committee Chairman, to understand the different strategies that were available to the Company and to discuss the terms of the Offer.

We spoke with the Company’s financial counsel in order to understand the opportunities for the Company in terms of future development or acquisitions by a potential purchaser.

We looked into the financial public disclosures (financial statements, annual reports, press releases, etc.) published by the Company for the periods ending on June 30, 2007 and 2008.

We spoke several times with the senior executives to understand the perspectives and the resulting financial forecasts of the Company.

The Company was deeply affected in 2007/2008 by the drop of the US dollar and the subprime crisis (the Company had until the summer of 2007, numerous clients involved in the mortgage industry). The subprime crisis led the Company to revise downwards its guidance several times during the last few months.

In an uncertain context and with a lack of visibility over the short-term market, the Company decided against settings a budget for the current year and, thus, a business plan for the years to come.

In the absence of a budget and business plan approved by the Board of Directors, we were unable to implement the future cash flow discounting method. At the end of our comprehensive discussions with the executives, we were able to set up with them rather precise scenarios for the current and next year revenues. In the absence of any other proper indication as to future profitability, we have applied to these revenues two scenarios of EBITDA margin rates (before stock options charges): the first one is in line with the past (average 2005-2007, with the exception of 2008 which is too significantly affected by negative exceptional events); the second one stemming from the Bloomberg consensus(1) as of August 20, 2008 (the IBES consensus comprising only one analyst) for the current and the following year. We have also, for information, calculated the value of the Company on the basis of a medium-term target EBITDA ambitious margin of 10%, retained for 2010.

(1) This consensus established by using forecasts of 4 analysts is however insufficiently detailed to be retained as the basis for a discounted cash flow (DCF) analysis.

With regards to the analogical methods of appreciation and market valuation, we carried out a comprehensive study of the public information available on the companies, and of similar transactions within our databases.

Moreover, we have appraised the price offered to warrant holders as against values usually used as a reference in this type of transactions (intrinsic value, offering price, theoretical value based on an statistical pricing model).

Finally, we performed due diligences on the legal documents submitted to us, within the strict limit and only for the purpose of collecting information that may be useful within the scope of our mandate. We have, in this context, reviewed the MOU between the parties, and different agreements between the Bidder and/or the Company and some of its executives and employees.

Details of our due diligences can be found in Appendix 5.

4. Valuation of ILOG

Pursuant to Section 262-1 of the AMF General Regulation, we proceeded with our own valuation of the Company’s shares and warrants. We also reviewed the valuation work of UBS, the evaluating bank in the context of the Offer, as described in the Offer document.

4.1 Valuation methods discarded (ILOG shares)

Our work led us to dismiss the following methods:

4.11 Net Balance Sheet Assets Method (NBSA)

This method does not seem appropriate since the intangible assets used to generate the business of the group are not recorded in the stand-alone or consolidated balance sheets of ILOG.

For information: the net balance sheet assets as of June 30, 2008, amount to € 61.3 million for 19.2 million outstanding shares, i.e. € 3.19 per share.

4.12 Re-evaluated Net Assets Method (RNA)

The re-evaluated net assets method consists in evaluating the shareholders’ equity on the basis of the fair market value of its assets and liabilities.

In the absence of tangible or financial assets to fair value, this method is not appropriate.

The value of the Company’s s goodwill and of its technology would be better considered by analyzing the future discounted cash flows, which cannot be carried out in the absence of a business plan. It can be considered by applying multiples to certain aggregates representing the Company’s potential, which method has been implemented later in the next paragraphs.

4.13 Discounted Future Cash Flows Method

The discounted future cash flows (DCF) method could not be implemented in the absence of a finalized budget approved by the Board of Directors, and in the absence of any business plan. Moreover, the analysts’ findings we have studied and the consensuses (IBES & Bloomberg) are not sufficiently detailed to constitute the basis of a business plan.

4.14 Discounted Future Dividends Method (Performance Method)

The valuation approach using the discounted dividends assumes that the value of a company can be assessed by evaluating its discounted future dividends. This method is appropriate for companies paying dividends on a regular basis. In this case, no dividend has been declared or paid since the inception of the Company. Moreover, according to the annual report (document de référence) for the period ending on June 30, 2007, the Company intended to use all the available funds towards the financing of its activities and growth, and it had therefore no intention of paying any dividend in the years to come.

4.2 Valuation of shares methods mainly used

As indicated in the preliminary statement, we have first of all analyzed the context of the transaction, including the different solutions available to the Company to pursue or accompany the development of its activities.

To evaluate the value of the Company, we then predominantly used the following valuation methods:

• Company’s stock price method;

• Comparable listed companies method;

The comparable transactions method has been retained to cross check results (see § 4.3 below).

To apply the above methods, we have retained the following elements:

Number of shares

Our calculations are based on the number of existing shares after adding the shares stemming from the exercise of stock-options and warrant rights in the money, the free shares; and after deducting the shares owned by the Company. The subscription price of the shares stemming from the exercise of stock option and warrant rights has been added to the Company’s cash flow.

The number of outstanding shares so determined amounts to 21,067,809.

Reconciliation between the Company’s value and the shareholders’ equity value

Our adjustment, which allows the passing from the Company’s value to the shareholders’ equity value, is a positive amount of € 84.3 million. It comprises of the following elements:

• Net cash situation as shown in the Company’s financial statements as of June 30, 2008, i.e. € 47.1 million.

• Increased by the cash raised from the exercise of the option and warrant rights for a total of € 17.8 million.

• Increased by the equity method investments and loans linked to the equity method investments, for a total of € 5.7 million.

• Increased by other non-current receivables (including a research tax credit, a loan, etc.) for a total of € 3.6 million.

• Increased by the value of the tax loss carry-forwards. The amount stated on the June 30, 2008, balance sheet is € 1.3 million. In order to value all the tax loss carry-forwards (including the amounts not stated on the balance sheet), we calculated the discounted value of the potential tax credits relating to tax loss carry-forwards, on the basis of a linear use on a period of 5 to 10 years and a discounted rate of 13%. On this basis, the value of the tax loss carry-forwards is within a range of € 9.2 to 11.9 million; we have retained a value of € 10 million.

4.21 Assessment of the transaction context

As indicated in paragraph 1.2 above, the Company, through its Corporate Development Committee created in January 2007, has had talks with a number of software industry actors about potential industrial partnership that could lead to an investment in the capital of ILOG. The Company did not implement an open research process to find a purchaser, but it appointed an investment bank, J.P.Morgan, to assist in the financial discussions with the software industry leaders who expressed an interest in the Company. The discussions with IBM that failed in September 2007, resumed in April 2008, and, on June 19, 2008, led to the signing of an exclusivity agreement between the parties and, after a period of due diligences, to the signing of the MOU on July 27, 2008.

Retainer agreements signed with some managers

We noted that during the negotiation process, IBM had discussed and signed special agreements with members of the Executive Committee of the Company. These agreements will enter into force should the Offer succeed. They contain commitment of compensation conditioned to the fact that the senior executives continue to work for a fixed period for ILOG or any other company succeeding ILOG.

The Offer document also states: “it may be possible that other ILOG employees conclude a retention agreements subject to the successful closing of the offers”.

The retention agreements provide for the payment of compensation supplements in the context of the retention plan aimed at keeping key employees. Potential payments could be made to the members of the Executive Committee for a maximum amount of roughly € 4.5 M, depending on those individuals’ length of service over the following six to thirty-six months and on the basis of reaching “milestones” that will be determined, at the latest on the closing day of the Offer. Payments contemplated pursuant to these retention agreements are generally progressive, based on the planned length of retention. A significant sum is usually paid at the end of the retention period (100% for six or twelve months, 40% for twenty-four months, 25% for thirty-six months).

These amounts are significant considering the salaries of the senior executives involved. They can be explained by IBM’s wish to retain key executives to facilitate the integration of ILOG activities into those of IBM. The duration of the retention periods contemplated for each individual program corresponds to the period which appears necessary to harmoniously integrate the activities of ILOG into those of the IBM Group.

In this context, these agreements do not seem to be likely to put into question the fairness of the offered price.

Beneficiaries of stock options and free shares

Pursuant to the MOU of July 27, 2008, the Bidder has committed to the following:

• The Company’s stock option plans will be modified in order to allow for the exercise of all stock options before the closing of the Offer.

• Beneficiaries of stock options whose exercise price is higher than € 9.5 will, for waiving their option rights, receive an indemnification of € 0.50 per share.

• In the case of a successful Offer, beneficiaries of free shares will receive an indemnification of € 10.00 per share for waiving their rights.

With regards to the stock option beneficiaries whose exercise price is higher than € 9.50, we note that:

• These commitments only relate to the Group employees and managers, and are therefore part of a motivation mechanism aimed, among others, at retaining employees of the Company. The indemnification paid to stock option beneficiaries depends on their service during a period of three to nine months after the results of the Offer have been announced;

• The indemnification is limited to € 10,000.00 per employee.

With regards to the beneficiaries of free shares, the indemnification granted corresponds to the price offered to shareholders.

In these circumstances, the cash mechanism set up seems to benefit the employees, and is unlikely to put into question the fairness of the Offer.

Synergies

Paragraph 1.1.5 (c) of the Bidder’s offer document states: “in the long term, possible downsizing may take place in areas such as the back office, and the marketing, production management and product development departments because of natural synergies”.

The Bidder did not communicate to us any calculation of the synergies but he said that once he will be in the position to lead the company, he could reasonably expect to identify opportunities for value creation in order to offset the costs of transaction and negative synergies. Neither the costs related to the transaction (including compensation supplements that could be paid to certain managers), nor the synergies likely to appear have been taken into accounts in our valuation of ILOG.

4.22 Reference to the Company stock price Method

ILOG shares were first listed on the Paris Stock Exchange Nouveau Marché on December 3, 1998, at € 12.5 per share. They are presently listed on the B Compartment of the Paris Euronext Eurolist.

ILOG shares are also listed as American Depositary Shares on the Nasdaq in the United States of America. Each ADS corresponds to one ILOG share.

As of July 25, 2008, 6.4% of the share capital was held by the Institut National de Recherche en Informatique et en Automatique (“INRIA”); 4.8% by Financière de l’Echiquier; 3.9% by Company

directors and managers; 2.5% by its employees; 3.6% by SAP; 4,3% by the Company itself, and the remainder was held by the public (i.e. 74.5%)(2).

(2) Holding percentages are indicated as against the number of outstanding shares

Moreover, Conversion Capital Master Limited in a press release of May 29, 2008, indicated that it had gone over the threshold of 10% of the capital and voting rights following its acquisition of ILOG shares on the stock exchange. As at July 25, 2008, it held 12.3% of the Company’s capital(3).

The stock price is a rather appropriate valuation criterion, even if the liquidity of the security remains low compared to turnover ratios seen on the stock exchange:

• ILOG’s capital floating stock is significant (74.5% of the outstanding shares, excluding the shares held by historical shareholders, employees, directors and managers of the Company, as well as the treasury shares).

• the stock is normally listed, the average daily annual volume is around 28,400 shares. The total number of shares exchanged over a year, as of July 25, 2008, which is the last listing day preceding the announcement of the offer, was 7,289,000.

Compared to the number of outstanding shares, this gives a 38% turnover ratio for the capital and a 51% ratio for the floating stock.

• Six analysts continuously review the Company’s activities(4).

The following charts(5) show the trend of the ILOG’s stock price:

• since its first listing, compared to one of its benchmarks(6)

(IT CAC Index) on the same period;

• over one year.

ILOG stock price trend compared to the IT CAC Index since the first listing of the stock on the New Market

(3) Document SEC – SC 13D/A of July 25, 2008

(4) Oddo Midcap, Kepler Securities, Brian Garnier & Co, SG Cowen & Co, Gilbert Dupont, Avenir Finance

(5) Source Datastream

(6) The Ilog shares have been incorporated in the following indices: SBF 250, ITCAC, Next150 & NextEconomy

Following its listing on the Stock Exchange, ILOG’s stock raised sharply, just like other technology stocks in general (Benchmark: IT CAC Index).

After reaching its highest level in March 2000, the stock price has continued to fall. Following a short rally at the beginning of 2001, the stock price continued to fall in a difficult economic environment (slowing growth and low visibility resulting for the clients…), aggravated by the events of September 11, 2001.

The release of results lower than predicted has had a negative impact on the stock price many times, including in January 2006 when a profit warning resulted in a 19% drop of the stock price in one session.

ILOG’s stock price movements over a year to July 25, 2008

Since August 2007, the ILOG stock price has been affected by the subprime crisis because of its relationship with an American firm in difficult financial situation(7) and because of the postponement of investment decisions in the American banking sector. Moreover, the Company has, since then, published results lower than expected:

• On October 31, 2007, following the decisions to postpone the investments of many banking sector clients, ILOG announced a loss for the first quarter of 2007/2008.

• On January 31, 2008, despite a relative success of the diversification policy which permitted the Company to reach its revenue objectives, the Company revised its results objectives for 2007/2008 downwards.

• On April 30, 2008, ILOG once again revised its results objectives for 2007/2008 downwards.

The stock price was then sustained due to the increase of Conversion Capital Master Limited in the share capital of ILOG during the month of May 2008.

(7) American Home Mortgage

The stock price never reached the Offer price of € 10.00 per share between August 2007 and July 25, 2008.

As of July 25, 2008, the last day before the suspension due to the announcement of the Offer, the stock price was at € 7.30, i.e. an increase of 1% since the beginning of the year(1).

The Offer price carries a premium of 37% compared to the last stock price preceding the announcement of the Offer on July 28, 2008; and a premium of between 36 and 65.2% compared to the average weighed stock price in different periods:

	EUR	Premium
Spot July 25, 2007	7.30	37.0%
Average weighted 1 month	6.68	49.7%
Average weighted 3 months	6.05	65.2%
Average weighted 6 months	6.16	62.4%
Average weighted 12 months	7.36	36.0%
Highest 12 months	9.54	4.8%
Lowest 12 months	5.03	98.8%

We note that at the end of the first listing day following the announcement of the Offer by IBM (July 29, 2008), the stock price jumped 34% to align itself with the Offer price. It has fluctuated since then between € 9.74 and € 9.79 in significant volumes (daily average volume of 243,000 exchanges from July 29, 2008 to August 20, 2008).

As of August 20, 2008, the stock price was at € 9.74.

Analyses of the stock price objectives by the financial analysts

As indicated above, ILOG’s shares are regularly reviewed by six financial analysts.

We have reviewed the recent analysts’ notes that have been submitted to us(2).

They show price objectives between € 4.40 and € 7.50 per share.

4.23 Multiples Method observed on comparable listed companies

The stock exchange comparables method consists in determining the value of a company by applying the multiples observed on other listed companies of the same sector to the appropriate aggregates.

(1) ITCAC decreasing by 19% and the SBF2500 decreasing by 22% on the same period

(2) 1st OddoMidcap – June 2, 2008 (€7.50); Kepler Landsbanki – July 1st 2008 ($ 7.00, i.e. €4.40); Brian Garnier – May 2, 2008 (€ 7.20)

4.231 Comparable companies retained

ILOG operates on the development, marketing and maintenance markets of “Business Rules Management” (“BRM”), Optimization, “Supply chain” and “Visualization” software components. Due to the specificity of its areas of operation and product mix, there is no company which can strictly be compared to ILOG.

However, because of the dominance of BRM and Optimization activities of ILOG (roughly 60% of its revenue), the multiples method, by observing companies specializing in these areas, can validly be used.

Knowing that the activities of ILOG as a service provider represent less than 30% of its revenue and that these activities do not constitute a growth axis, the companies specializing in BRM and/or Optimization whose advisory activities constitute their main income item have not been considered.

The retained sample consists of 6 companies which all have international operations: three have a market capitalization of more than $ 1 billion; the market capitalization of the other three stands between $ 120 and 600 million:

TIBCO Software Inc. (USA, capitalization: $ 1,500 M), Turnover as at Nov. 30, 2007: $ 577.4 M, EBITDA margin of more than 20%

Spin-off of Reuters-Teknekron in January 1997, Tibco specializes in the release of software components for the infrastructure which connects applications and data in a services oriented network architecture.

Tibco operates in the three following sectors:

• Service oriented architecture (SOA)

• Business Optimization

• Business Process Management

Fair Isaac Corp. (U.S.A., Capitalization: $ 1,200 M), Turnover as at Sept. 30, 2007: $ 822.2 M, EBITDA margin of more than 28%

Fair Isaac is among the “Enterprise Decision Management” (EDM) technology leaders. The banking and insurance sectors constitute the biggest part of the company’s customer base. The proposed solutions allow the optimization of new client acquisition, the client value improvement, the reduction of fraud and outstanding payments risks, the reduction of operating costs and the acceleration of profitability when entering new markets.

Software AG (Germany, Capitalization: € 1,400 M), Turnover as at Dec. 31, 2007: € 621.3 M, EBITDA margin of around 25%

Software AG is among the “Business Infrastructure Software” global leaders. These “Service Oriented Architecture” (SOA) solutions give companies an opportunity to modernize and automate their computer systems, allowing a swift response to operational needs in this way.

Pegasystems Inc. (USA, Capitalization: $ 500 M), Turnover as at Dec. 31, 2007: $ 161.9 M, EBITDA margin of 3.6%

Pegasystems specializes in the version of “Business Process Management” software solutions allowing the automation of complex and constantly changing business processes.

SPSS Inc. (USA, Capitalization: $ 600 M), Turnover as at Dec. 31, 2007: $ 291 M, EBITDA margin of around 26%

SPSS is an editor of software solutions based on predictive analysis. The products offered rely on business and sophisticated technical analysis knowledge. SPSS offers business intelligence tools allowing data analysis and processing, as well as predictive analysis tools applied to specific business processes.

Borland (USA, Capitalization: $ 120 M), Turnover as at Dec. 31, 2008: $ 268.8 M, EBITDA margin close to nil

Borland is the main editor of “Open Application Lifecycle Management” (ALM) solutions, deployed in five axis/products: project management, needs and management definition, lifecycle management, model driven development, and software change management.

The chart below synthesizes the activity level, the growth and the EBITDA margin registered by the sample companies. We note that two of them have undergone a slowdown in 2007, accompanied by a sharp drop in profitability: Fair Isaac & Borland Software.

ILOG shows a growth of around 12% for the period ended June 30, 2008, as per the financial statements in USD – US GAAP standards, i.e. a median growth compared to the companies retained, and an EBITDA margin of around 4%, which is in the low range compared to the sample companies. The turnover growth comparison 2007/2008 in euros (-0.4%) versus USD (12%) demonstrates the high sensitivity of ILOG to the EUR/USD exchange rate.

We reviewed with great care the research and development costs incurred. Each year, ILOG registers as a charge all the R&D costs incurred. We made sure all the sample companies were doing the same.

	Closing	Accounting		Revenues			EBITDA		R&D expenses	R&D exp.
Companies	date	Principles	Currency	N-1	N	yoy	N	% 07	N	(% CA)
ILOG	June 30	IFRS	EUR	123.2	122.7	-0.4%	7.3	5.9%	26.3	21.5%
ILOG	June 30	US GAAP	USD	161.5	181.0	12.1%	7.2	4.0%	38.6	21.3%

TIBCO SOFTWARE	Nov. 30	US GAAP	USD	517.3	577.4	11.6%	120.7	20.9%	92.9	16.1%
FAIR ISAAC	Sept. 30	US GAAP	USD	825.4	822.2	-0.4%	235.0	28.6%	70.6	8.6%
SOFTWARE	Dec. 31	IFRS	EUR	483.0	621.3	28.6%	151.9	24.5%	65.9	10.6%
PEGASYSTEMS	Dec. 31	US GAAP	USD	126.0	161.9	28.5%	5.8	3.6%	26.2	16.2%
SPSS	Dec. 31	US GAAP	USD	261.5	291.0	11.3%	75.4	25.9%	50.6	17.4%
BORLAND SOFTWARE	Dec. 31	US GAAP	USD	304.7	268.8	-11.8%	0.1	0.1%	57.8	21.5%
Overall median						11.4%		22.7%		16.1%

4.232 Parameters applied to the method

The company value is based on the market capitalization of August 20, 2008, calculated on the basis of the number of diluted shares most recently announced by the companies and a spot price, increased by the latest available net indebtedness and decreased by the financial assets and the tax loss carry-forwards capitalized.

We have established the 2008r, 2009p and 2010p multiples on the basis of the IBES consensus and the latest financial statements released by the companies. The aggregates taken as benchmarks to determine the multiples have been rescheduled as of June 30.

The multiples preferred in the context of this valuation are Company Value multiples as against the EBITDA, as the latter allow for a a good comparison of the results since they only take into account the results generated by the activities of the Company, discarding the amortization and financing policies of the Group.

We ensured that, for each and every company in the sample, the financial analysts were not taking into account the stock option compensation charge in their EBITDA forecasts. The only exception is Software AG, which publishes its financial statements using the IFRS standards. However, we note that the impact of the stock option charge is rather insignificant.

The turnovers multiples have been discarded since they do not take into account the profitability of the company being valued. We, nonetheless, present them for informational purposes as they allow us to observe a certain correlation between the size and the profitability of the companies on the one hand, and the turnover multiple on the other hand (except for Pegasystems which shows a high turnover multiple despite a low profitability).

The EBIT multiple could not be retained because of the financial analysts’ practices lack of homogeneity to determine this aggregate. Some analysts reprocess the amortization amounts as intangible assets, some do not. The PER was also discarded as it introduces a bias related to the financial structure.

The chart below synthesizes the average benchmark multiples:

			EV/Revenues						EV/EBITDA
Companies	Currency	EV (m2)	June 08		June 09p		June 10p		June 08		June 09p		June 10p
TIBCO SOFTWARE	USD	1,242	2.0	x	1.8	x	1.7	x	9.3	x	8.1	x	7.3	x
FAIR ISAAC	USD	1,550	2.0	x	2.0	x	1.9	x	9.3	x	8.3	x	7.7	x
SOFTWARE	EUR	1,471	2.2	x	2.0	x	1.8	x	8.4	x	7.1	x	6.4	x
PEGASYSTEMS	USD	385	2.1	x	1.8	x	na		na		na		na
SPSS	USD	475	1.6	x	1.5	x	na		6.4	x	6.1	x	na
BORLAND SOFTWARE	USD	142	0.6	x	0.7	x	na		na		na		na
Average multiples			1.7	x	1.6	x	0.0	x	8.4	x	7.4	x	7.1	x

4.233 Description of the assumptions used to establish the ILOG projected aggregates

The Company did not submit any forecasts.

Therefore, we have prepared two scenarios, of forecasts of 2009 and 2010, the first one relies on the revenue growth trends discussed with senior management and the profitability ratio (EBITDA margin excluding the impact of the stock option charges) registered on the las²t four years (average rate on the period excluding 2008 and higher on the period); and the second one stems from the Bloomberg consensus of August 20, 2008(10).

(MEUR)	2008r	2009p	2010p
RLA scenario – ILOG

Revenues	122.7	137.8	155.1

EBITDA	4.3	9.4	11.6
EBITDA margin	3.5%	6.8%	7.5%

Bloomberg scenario

Revenues	122.7	133.4	145.0

EBITDA	4.3	6.4	10.3
EBITDA margin	3.5%	4.8%	7.1%

Applying the EBITDA multiples above mentioned leads to valuation of the company between € 47.4 and € 82.9 M, i.e. a shareholders’ equity of € 131.7 to € 167.1 M, and a share price of between € 6.30 and € 7.90.

For informational purposes, the value arrived at:

• on the basis of a turnover multiple after linear regression in relation to profitability (excepted Pegasystems) between 0.62x and 0.83x, reflects a price between € 7.59 and € 9.42 per share

• on the basis of a 2010 EBITDA multiple relying on a 2010 EBITDA margin of 10% (voluntary assumption), reflects a price of € 9.24 per share.

On the basis of the market capitalizations of August 20, 2008, the offer price shows a premium of between 26.1% and 60% on the values calculated using this method.

(10) Since we did not have access to the analysts’ notes which permitted to establish the Bloomberg consensus, we cannot confirm that the stock option charges have been systematically reprocessed, although this assumption is the most likely as the reprocessing took place in all the notes we were given access to.

4.3 Comparable transactions Method retained to cross check

The comparable transactions method relies on the analysis of multiples disclosed during the tender offer transactions in the economic sector of the company being evaluated.

We retained the last two years transactions of companies having strong similarities with ILOG, in terms of activities and size. Transactions for which the public information was deemed insufficient have not been used.

Despite all our precautions, the validity of this method is limited because:

• the multiples induced by majority transactions include control premiums that can sometimes be significant and difficult to evaluate fairly;

• the approach is limited by the difficulty to access complete information about the transactions themselves;

• the market conditions may have evolved since the closing of certain transactions (it is the case with the acquisition of WebMethods which took place before the financial crisis which erupted at the beginning of the summer of 2007).

Therefore, we have retained this method only to cross check our information.

Transactions used:

• Acquisition of Iona Technologies by Progress Software (June 2008): Iona Technologies (Turnover as of Dec. 31, 2007: $ 77.66 M, EBITDA margin of 6.9%), Irish company listed in the US, provider of software integration technologies. It edits EAI (Enterprise Application Integration) specific software, i.e. application integration software and software oriented architectures (SOA) services.

• Acquisition of Telelogic AB by IBM Corporation (June 2007): Telelogic (Swedish company, Turnover as of Dec. 31: SEK 1,717.30 M, EBITDA margin of around 20%) is one of the main global providers of automation solutions and best practices support to businesses, from the business process management (BPM) and the business architecture to the development driven by the needs of advanced systems and software.

• Acquisition of WebMethods Inc. by Software AG (April 2007): WebMethods (American company, Turnover as of Dec. 31, 2007: $ 201 M, negative EBITDA margin) specializes in SOA and BPM. It is one of the main providers of business integration software to large private and public companies.

The average turnover multiples (2.1x for the one calculated on the last 12 months, and 2.0x for the one calculated on the next 12 months) reflect values of € 16.50 and € 17 per share. Because of the targets profitability disparities, turnover multiples cannot be preferred.

We have therefore applied the average of the multiples induced by these transactions (12.3x the EBITDA NTM(3)) to the 2009 ILOG projected aggregates presented above in the context of the comparable companies method (the 2008 ILOG aggregates being much too degraded).

The Company is valued at between € 78.8 M and € 115.2 M, i.e. a shareholders’ value of between € 163.1 M and € 199.5 M, and a share price value of between € 7.70 and € 9.50.

(3) NTM : Next twelve months

The Offer price shows a premium of 5.6 to 29.2% on the values calculated using this method.

4.4 Assessment of the warrants value

The Offer also involves 254,000 warrants, 158,000 of which are in-the-money (issue price lower than the Offer price of € 10) and 96,000 are out-of-the-money (issue price higher than the Offer price of € 10). They are all held by directors, except for 16,000 which are held by former non-director members of a former committee, the Scientific Committee.

The Offer price corresponds:

• for the warrants in-the-money: to the intrinsic value

• for the warrants out-of-the-money: to € 0.50 per warrant

We have no observation on the principle. The in-the-money warrant rights, if exercised today, would in fact allow their owners to benefit from the differential between the Offer price of € 10 per share and the share subscription price; the warrants out-of-the-money are entitled to a lump sum of € 0.50 per warrant.

As the warrants involved in this Offer are held almost exclusively by directors, except for the 16,000 valued at € 8,000.00 owned by former external members of the Scientific Committee, we have evaluated the fairness of the Offer price for all the warrants based on their global theoretical value and using the Black & Scholes method for evaluating options.

The warrants granted to directors and former members of the Scientific Committee can be assimilated to American options (since the rights can be exercised at any time within five years); the Black & Scholes method is more suitable for European options (to be exercised at maturity). However, the sensitivity to the model type appears insignificant compared to the sensitivity to volatility. Moreover, the Black & Scholes model is more often used to value options involved in a public offer.

The warrants are not listed and cannot be assigned to third parties. This also limits the relevance of the optional valuation model. It is however mentioned that it is contemplated that ILOG’s Board of Directors take all decisions so that the terms and conditions of the warrants may be amended in order to be transferable so that they can be brought to the Offer.

The main difficulty with this method consists in choosing the volatility, which is the most sensitive parameter of this model.

We have preferred two main categories of assumptions:

• Implementation of the model on the conditions prior to the Offer basis:

•                  maturity: real duration

•                  strike price of the underlying share: between € 6.30 and €  7.90 (low and high estimates of our Company valuation analysis, using the stock market comparables method)

•                  volatility: 30 to 40% in the context of the 35% historical volatility on 260 days ending on July 28, 2008(12)

•                  risk-free rate: risk-free rate in line with the maturity(13)

• Implementation of the model on the conditions of the Offer basis:

•                  maturity: between six (6) and twelve (12) months, the success of the Offer may lead to an early delisting of the security

•                  strike price of the underlying share: Offer price, i.e. € 10.00

•                  volatility: inclusive calculation within a range of 10 to 20%; the volatility of a share involved in an offer being normally low since the security price is generally aligned on the Offer price

•                  risk-free rate: risk-free rate in line with the maturity(14)

Our analysis reflects a total value for the warrants of between € 183,800 and 347,300 when taking into account the conditions prior to the Offer (central volatility at 35%); and of between € 218,200 and 308,600 when taking into account the conditions of the Offer (volatility between 10 and 20%).

For informational purposes: When considering that the value of the underlying share is equal to € 7.30, which is the spot price on July 25, 2008, the implicit volatility which would bring out a total theoretical value equal to the value of the Offer, i.e. € 223,600, is 29%.

The values calculated reflect the total price for all the warrants, i.e. € 223,600.

(12) Source : Bloomberg (35.46%) ; Datasteam (34.43%)

(13) Source : datastream -euro vs euribor zero curve

(14) Source : datastream -euro vs euribor zero curve

5. Analysis of the valuation work carried out by the evaluating bank

UBS, the evaluating bank in this transaction, has prepared the evaluation elements appearing under Section 3 of the IBM Offering Circular.

We have analyzed these elements and approached the bank officers to talk about them. The bank also submitted its complete valuation report to us.

The evaluating bank has used the following approach to value the ILOG shares:

Valuation methods discarded:

• Discounted future cash flows (DCF)

• Performance Method (discounted dividend flows)

• Net Balance Sheet Assets (NBSA)

• Re-evaluated Net Assets (RNA)

• Analysts’ price targets (used as a reference only)

Valuation methods retained:

• Market price

• Stock exchange comparables

• Comparable transactions

Number of diluted shares and net debt

The evaluating bank used a number of diluted shares equal to 18,883,000, calculated on the basis of the Treasury Method; taking into account the options and free shares as of June 30, 2008, and the impact of the indemnification proposed by IBM on the beneficiaries of free shares and stock options out-of-the-money.

We ourselves used a number of diluted shares equal to 21,068,000, calculated on the basis of the total dilution method. It must be noted that we integrated the cash flow stemming from the theoretical exercise of the option rights in our calculation of the net debt (€ 17.9 million). Moreover, we do not take into account the impact of the indemnifications proposed by IBM (stand alone valuation before the Offer).

The evaluating bank used a global adjustment between the Company value and the shareholders’ equity of € 47 million. We ourselves used a positive adjustment of € 84.3 million.

The differences relating to the global adjustment between the Company value and the shareholders’ equity stem from:

M€	RLA	UBS	Differences
Net cash	47.1	47.1	0.0
Equity method investment	5.7	5.6	0.1
Cash for options exercise	16.8	—	16.8
Cash for warrants exercise	1.0	—	1.0
Tax – losses carried forward	10.0	0.0	10.0
Other long term assets	3.6		3.6
Retirement indemnity accrual	—	1.3	1.3
IBM break-up fee (MOU)	—	4.4	4.4
Adjustments	84.3	47.0	37.3

Besides the disparity due to the methodology mentioned above (number of shares diluted vs. Treasury Method), the main divergence arises out of the inclusion in our calculations of the discounted value of the tax losses that can be carried forward. Other divergences are insignificant.

5.1 Valuation methods discarded by the evaluating bank

We do not have any disagreements on the rejection of the discounted future cash flows, performance, net balance sheet assets and re-evaluated net assets methods, since we have ourselves discarded these methods.

The evaluating bank has presented the analysts’ market price targets for information, which we also have done.

5.2 Valuation methods retained by the evaluating bank

5.21 Stock price Method

Evaluating bank work

The evaluating bank has assessed the Offer price as against the market performance of ILOG shares, relying on the spot date of July 25, 2008, as well as the weighted averages on one, three, six and twelve months from that date.

On the basis of this method, the value of ILOG shares should be, according to the evaluating bank, between € 5.03 and € 9.54 per share.

Divergence in assessment

The evaluating bank has defined the floating stock as being that “portion of capital of which is owned by shareholders each holding less than 1% of the capital”. On this basis, the floating stock appears to be 48% as of July 25, 2008. We have established the floating stock on the basis of the number of outstanding shares, minus holdings that have been stable for at least a year, since we have related this floating stock to the annual volumes in order to evaluate the liquidity of the ILOG shares.

However, we have no divergence in assessment, since we also have retained this method as our main tool. The result of our analysis is in fact very close to that of the bank. Insignificant differences are due to the use of different databases (Facset for the bank & Datastream for RLA).

5.22 Company analogical evaluation by means of the stock exchange comparables method

Evaluating bank work

The evaluating bank chose a large sample, consisting of 11 companies divided into three segments: BRMS, medium-size American software editors, and medium size European software editors.

The evaluating bank used average turnover, EBITDA and PER multiples, on the basis of aggregates rescheduled as of June 30, on years 2008r and 2009p. The reprocessed with the stock option charge projected aggregates of each company of the sample stem from a financial analyst note recently published.

The bank assessed the value of comparable companies in terms of market capitalization as of July 25, 2008 (source FactSet), which is the date the transaction was announced, and on the basis of a number of diluted shares pursuant to the Treasury Method.

UBS has applied multiples to the ILOG aggregates whose stock option charges have been reprocessed.

The forecasts stem from a personal consensus, established by using the notes of two analysts.

Divergence in assessment

Choice of comparable companies

The choice of BRM segment companies (Tibco, Fair Isaac and Pegasystems) does not require comments from us, since these companies were also included in our sample.

Moreover, like the bank, we have selected Borland Software and Software AG. We have also selected SPSS because of the similarity of its activities to those of ILOG. This company has not been used by the bank because its important growth and profitability were significantly better than ILOG’s one.

It seems to us that the activities of the other companies chosen by the evaluating bank, because of their size and of their profitability profile are different from the core activities of ILOG, i.e. BRM and Optimization activities:

• Vignette offers Internet content and electronic document management solutions.

• I2Technologies proposes supply chain applications, but its service provider activity is important: in 2007, only 18% of its turnover was generated by the sale of licenses.

• Actuate operates in the Internet applications and data management sector.

• SDL offers data management solutions but mainly advertizes as a service provider (85% of its 2007 turnover was generated by services and maintenance activities).

• Kofax is an information management software editor, but a third of its sales relates to computer equipment.

• Cegid is a software editor for companies and public accountants (payroll, human resources, client relationship management), and is also a service provider (installation and deployment, training, supply of network platforms, etc.).

Market Capitalization Calculation

The evaluating bank used the Factset database for the market prices of comparable companies as of July 25, 2008. We used the Datastream database and the stock market prices of August 20, 2008.

The evaluating bank applies the Treasury Method to determine the number of diluted shares of each company used, generally on the basis of the last annual data available when it comes to share plans, and of the last quarterly available data when it comes to the net debt of these companies. We have used an average diluted number of shares, published in the financial statements to calculate the net debt.

Choice of multiples

We make no comment on the choice of the EBITDA multiple, since we also chose this aggregate.

We did not use the turnover multiples because of the important differences in profitability between ILOG and the comparable companies. And we have not used the PER, which is biased by the impact of the financial policies pursued by each company.

We used the IBES consensus for our forecasts. The evaluating bank refers to the last available note for each company.

Moreover, we determine prospective multiples for year 2010p whereas the bank only uses 2009; and we discard 2008r which is not representative of the activity, whereas the bank used this historical aggregate.

Determination of the ILOG aggregates

The bank determined the Company projected aggregates on the basis of its personal consensus, consisting of two analysts’ notes published before the announcement of the June 30, 2008, results.

We used two scenarios. The first one is based on growth and historical profitability elements (excepting 2008); and the second one stems from the Bloomberg consensus.

Moreover, we have introduced, for informational purposes, a value calculated on a forecasted EBITDA margin of 10% in 2010.

Calculating the passing from the shareholders’ equity value to the Company’s value

The bank does not take into account any amount for the tax savings related to the tax loss carry-forwards. We have used assets of € 10 M for ILOG and the amount of carry-forwards activated in the comparable companies.

The evaluating bank concludes to a wide range of values between € 1.45 and € 14.33 per share (€ 4.42 to € 5.60 per share when using only the EBITDA multiples). Our range of values goes from € 6.30 to € 7.90. Those values stem from the application of EBITDA multiples only.

5.23 Company analogical evaluation by means of the comparable transactions method

Evaluating bank Work

The comparable transactions sample retained by the evaluating bank consists of nine transactions that took place between 2006 and 2008.

Divergence in assessment

We have used the transaction method only to cross check our information.

On the nine transactions included in the bank’s sample, we used only three: the acquisition of Iona Technologies by Progress Software, the acquisition of Telelogic AB by IBM Corporation, and that of WebMethods by Software AG.

We have rejected the acquisition of the following companies mainly because they do not have comparable activities:

• GL Trade SA by SunGard Data Systems Inc.: GL Trade SA is a French company providing software to financial institutions. It offers front-office, middle-office and back-office solutions. This activity cannot be compared with that of ILOG.

• Utimaco Safeware AG by Sophos Holdings GmbH: Utimaco specializes in data protection software.

• Metasolv by Oracle: This US company is an editor of support solutions for the telecom market. This activity seems to us very different than that of ILOG.

• InterVidéo by Corel: This company is an editor of audio and video software. This activity cannot directly be compared with that of ILOG.

• Manugisitics by JDA Software: This company develops supply chain management solutions. This activity is only partially comparable to that of ILOG.

• Portal Software by Oracle: This company develops client relationship and invoicing management solutions to Internet access providers, contents providers (media), Internet sites, and e-commerce companies.

Regarding the choice of multiples, the choice of aggregates and the passing from the Company’s value to the shareholders’ equity value, our comments are identical to those described in the comparable companies method of assessment paragraph.

The evaluating bank concludes to a wide range of values between € 2.62 and € 15.39 per share (€ 5.65 to € 6.14 per share when retaining only the EBITDA multiples). Our sample shows a range of values between € 7.70 and € 9.50 per share.

5.24 Warrants Valuation

Evaluating bank Work

The evaluating bank assesses the value of the in-the-money warrants on the basis of their intrinsic value, and that of the out-of-the money warrants by comparison with the indemnification proposed to the employees for their out-of-the money warrants, and, for information, compares them to a theoretical value based on a Black & Scholes valuation model.

The Black & Scholes main valuation following parameters have been used by the bank: volatility rate between 20 and 45%, price of the underlying share equal to the Offer price, i.e. € 10.00, and contractual maturity.

The values obtained are within a range of € 0.32 to € 2.36 per warrant, according to the plans and the volatility used.

Divergence in assessment

We believe, contrary to the bank, that the warrants value must be assessed by taking into account diverse criteria, including the options intrinsic value. The valuation with the Black & Scholes method is the criterion generally used in the context of tender offers. We have chosen the warrants global valuation since all of them are held by directors or former members of the Scientific Committee.

To implement the Black & Scholes method, it seemed to us that the mixing of historical volatility rates observed on ILOG share’s and of the price of an underlying asset equal to the Offer price was voluntary and likely to overestimate the value of the warrants. These two elements cannot, according to us, be analyzed separately.

We nonetheless agree with the bank concerning the difficulty in determining an appropriate valuation in a tender offer period since the model is sensitive to this parameter.

We have therefore assessed the warrants on the basis of two scenarios: first, by using the conditions prevailing prior to the announcement of the Offer; second, by using the Offer price, the lowest volatility and a reduced maturity.

6. Memorandum of our work and certification of the fairness of the offer price

6.1 Memorandum of our evaluation work

At the end of our studies, the Offer price of the transaction, i.e. € 10.00, highlights the following premiums as against the values calculated with the valuation methods we considered appropriate:

	Evaluating bank		RLA		Premium discount
In euros	Low	High	Low	High	Low	High
Main observation
Stock price	5.03	9.54	6.7	7.3	49.7%	37.0%
Comparable companies	1.45	14.33	6.3	7.9	60.0%	26.1%
Crosschecks
Comparable transactions	2.62	15.39	7.7	9.5	29.2%	5.6%

These premiums and discounts as against the valuation of ILOG share’s before the transaction (“stand alone”), i.e. without taking into account the possible impact of the synergies that may result from the transaction, or the costs related to this transaction.

With respect to the warrants, the total Offer price of € 223.600 is compared to the total intrinsic value of € 175.600 and the total theoretical value pursuant to Black & Scholes Method comprised between €184.00 and € 347.000.  All of the warrants are detained by director of former members of the Scientific Committee, which does not exist by as of today.

6.2 Certification of fairness of the Offer price

Our report is written in the context of a possible risk of conflicts of interests within the ILOG Board of Directors, because some elements of the Company’s senior executives’ compensation may be deemed likely to generate conflicts of interests liable to adversely affect the objectivity of the Company’s Board of Directors legal opinion. We were not asked to give an opinion on the shareholders’ indemnification in case of a possible squeeze-out.

At the end of our work, we notice the following:

• the proposed Offer price offers a significant premium (nearly 50%) as against the average market price over one month, and a premium of nearly 37% as against the spot price on July 25, 2008, which was the last trading day before the announcement of the transaction. The market price, considering the float stock and despite the low liquidity of the security, constitutes a significant benchmark; the transaction thus offers an immediate liquidity to the ILOG’s shareholders, at a much higher price than the stock market price over the past year. Moreover, the Company’s historical shareholders have committed to tendering in the Offer all the shares they hold in the share capital of the Company;

• ILOG Executive Committee members were offered retainer agreements which will come into force if the Offer is successful. The agreements signed in this context make provision for compensation supplements, which will be paid out if the employees concerned stay with the company for six to thirty-six months and help reach certain milestones which will definitely be set by the closing date of the Offer.

Although significant, the amounts involved are not, by their nature, likely to challenge the fairness of the price proposed to the shareholders;

• The Bidder had not released any figures as to the amount of synergies this transaction could unleash;

• A discounted future cash flows (DCF) analysis could not be carried out in the absence of a business plan; the budget for the current year not having been approved by the Company’s Board of Directors ; the stock analysis having been carried out on the basis of forecasted aggregates for 2009 and 2010, based on the Bloomberg consensus and discussions with the management team;

• The Offer price shows a premium of between 26.1% and 60% as against the values calculated by using the stock exchange comparables method, calculated on the basis of aggregates determined as explained above;

• The Offer price also shows a premium of around 8% as against the value obtained by applying the 2010 market multiple to a voluntary EBITDA of 10% of the forecasted ILOG 2010 turnover;

• The Offer price shows a premium of between 5.6% to 29.2% as against the values calculated by using the comparable transactions method. The pertinence of this method must however be tempered because of the tenuous comparability of the acquisition contexts of the different companies. This method has therefore been used for informational purposes only.

In this context, and in the present market conditions, we believe that the price of € 10.00 per share which the initiating company, IBM, proposes to offer is financially fair, in the context of an optional offer to the ILOG shareholders.

We also believe that the aggregate amount proposed to the warrant holders since all of them are directors or former members of the ILOG Scientific Committee which has disappeared as of today is fair from a financial stand point.

Signed at Paris

August 25, 2008

Ricol, Lasteyrie & Associés

Sonia Bonnet-Bernard

APPENDICES

APPENDIX 1: INTRODUCTION OF RICOL, LASTEYRIE & ASSOCIES

With a compact team of professionals recognized in their specific fields, Ricol, Lasteyrie & Associés operates, since its inception, in all areas requiring financial analysis, company valuations or certification of fairness, whether it is in the context of:

• Legal mandates: contributions in kind and mergers;

• Contractual mandates: independent assessment, company valuation and litigation.

With time, Ricol, Lasteyrie & Associés has acquired a recognized reputation in transactions that require a particular assessment of the fairness among shareholders, and more generally in the fields of independent assessment and fairness certification.

 Ricol, Lasteyrie & Associés abides by a Quality Charter which can be downloaded on its website: www.ricol-lasteyrie.fr

APPENDIX 2: LIST OF INDEPENDENT REVIEW MANDATES CARRIED OUT BY RICOL, LASTEYRIE & ASSOCIES SINCE SEPTEMBER 2006

Since the AMF General Rules publication, Ricol, Lasteyrie & Associés has been engaged as an independent expert in the context of the following transactions for companies whose stocks are listed on regulated markets:

Date	Target	Bidder	Presenting bank	Type of offer

April 2008	Geodis	SNCF Participations	UBS/Deutsche Bank	Tender offer

April 2008	Neuf Cegetel	SFR	JP Morgan/Calyon/Société Générale/Natixis/Crédit Mutuel-CIC	Simplified tender offer

February 2008	Genesys	West International Holding Ltd	Lehman Brothers	Tender offer

February 2008	Siparex Croissance	Siparex Croissance	Neuflize OBC (ABN group)	Buy out offer

January 2008	Net2S	BT Group Plc	Lazard Frères	Simplified tender offer

October 2007	IB Group	Overlap Group	ODDO Corporate/Aforge Finance	Merger

September 2007	Completel	Altice B2B	HSBC/Calyon	Simplified tender offer

June 2007	AGF	Allianz SE	Goldman Sachs/Rothschild/Calyon	Buy out/squeeze out procedure

April 2007	Forinter	OFI PE Commandité	Cazanove	Buy out offer

Date	Target	Bidder	Presenting bank	Type of offer

April 2007	Foncia	Banque Fédérale des Banques Populaires	ABN Amro/Natexis Bleichroeder	Standing market offer procedure and squeeze out

March 2007	AGF	Allianz SE Allianz Holding France SAS	Goldman Sachs/Rothschild/Calyon	Simplified tender offer

January 2007	Sasa Industrie	Sasa Holding & Management	CM-CIC Securities	Simplified tender offer

December 2006	Siparex Croissance	Siparex Croissance	Oddo Corporate Finance	Buy out offer

December 2006	Foncière Massena	Massena Property	CM-CIC Securities	Simplified tender offer

November 2006	Nissan France SA	Nissan Europe SAS	Société Générale	Simplified and public buy out offer

October 2006	PagesJaunes Groupe	Funds managed by KKR and Goldman Sachs (via Médiannuaire)	BNP Paribas/Goldman Sachs/Lehman Brothers	Standing market offer procedure

October 2006	Gemplus International	Gemalto	Deutsche Bank	Buy out offer(1)

September 2006	TLD Group	Axa Private Equity (via TLD International Holding)	HR Banque	Simplified and buy out offer

(1) At the request of the Commission de surveillance du secteur financier (CSSF) of the Grand Duchy of Luxembourg, according to Luxembourg tender offer regulations law.

APPENDIX 3: ENROLMENT IN A PROFESSIONAL ASSOCIATION RECOGNIZED BY THE “AUTORITE DES MARCHES FINANCIERS”

Ricol, Lasteyrie & Associés has been a member of the Association Professionnelle des Experts Indépendants (APEI) since July 1, 2008. This association is recognized by the Autorité des Marchés Financiers pursuant to Section 263-1 of its General Regulation.

Moreover, Ricol, Lasteyrie & Associés abides by a quality charter which, among others, prescribes procedures to protect the independence of the firm and avoid conflict of interest situations. This charter also aims at controlling, for each mandate, the quality of the work done and of the reports before their publication.

APPENDIX 4: COMPENSATION RECEIVED

For this mandate, we received a compensation of € 150,000.00, before tax and other expenses.

APPENDIX 5: DESCRIPTION OF THE DUE DILIGENCE APPLIED

Detailed work program

We have implemented the following work program:

Understanding of the transaction and mandate acceptance

Identification of risks and mandate orientation

Collection of necessary information and data

• Review of analysis about the industry and financial analysts’ notes on the Company and its comparables

Assessment of the transaction context:

• Discussions with the Corporate Development Committee members and the Company financial advisor

• Meeting with the Bidder and their counsel

• Legal documentation Review:

• Understanding of the confidentiality agreement signed between ILOG and IBM

• Understanding of the exclusivity agreement dated June, 19, 2008

• Memorandum of Understanding and appendices Review

• Familiarization with the agreements signed with the Executive Committee members

Stock price analysis

• Liquidity analysis

• Stock price fluctuation analysis

• Financial analysts’ notes review

Establishing projected aggregates with help from the Company

• Review of the financial documentation of the last 3 years, and understanding the achievements to date

• Establishing revenues scenarios by segment with collaboration of the Company

• EBITDA margins analysis

• Sensitivity to different scenarios analysis

Implementation of analogical methods:

• stock exchange comparables (main method)

• comparable transactions (for information)

Assessment of the price proposed to the warrant holders

Letters of representation from ILOG officers as well as from officers of the Bidder

Briefing note

Writing of the report

Analysis of the Evaluating Bank price assessment elements and valuation report

Consistency study between the independent expert report, the Tender Offer project and the Response note of the Company

Independent review

Presentation of the conclusions to the Company

APPENDIX 6: STUDY SCHEDULE

• July 18, 2008: Appointment of Ricol, Lasteyrie & Associés by the Chairman of the Company’s Board of Directors, on the recommendation of the Corporate Development Committee

• July 21, 2008: Contact with the ILOG advising bank, and meeting with the evaluating bank

• July 22 to 24, 2008: Follow-up with ILOG counsel

• July 24, 2008: Signature of the independent expert engagement letter by the Company

• July 25, 2008: Meeting with officers of the Bidder

• July 27, 2008: ILOG’s Board of Directors formalizing in particular the independent expert appointment

• July 27, 2008: Signature of the MOU between IBM and ILOG

• July 28, 2008: Meeting with two ILOG independent directors

• July 29, 2008: Meeting with the CFO of ILOG

• August 5, 2008: Meeting with the evaluating bank

• August 6, 7 & 8, 2008: Follow-up with the independent directors of ILOG and the Company counsel’s counsel

• August 8 & 11, 2008: Reception of the assessment report projects by the evaluating bank and of the Tender Offer projects and the Response note of the Company

• August 21, 2008: Communication of our pre-conclusions to the Company and its counsels

• August 25, 2008: Submission of our report to ILOG and presentation of our conclusions to the Board of Directors

APPENDIX 7: LIST OF THE INDIVIDUALS MET AND/OR CONTACTED

ILOG

• Jérôme Arnaud: Executive Vice President / Chief Financial Officer

• Pascal Brandys: Corporate Development Committee Chairman

• Richard T. Liebhaber: ILOG’s Independent Director

ILOG legal and financial counsels

• J.P.Morgan: Hubert Preschez & Xavier Bindel

• Paul Hastings: Luc Saucier & Erwan Barre

IBM:

• Einar Uboe: Corporate Development Executive, IBM EMEA

• Olof Rudbeck: Director of Corporate Development, IBM EMEA

• Wendy Kool-Foulon: Senior Attorney, IBM France

Evaluating Bank

• UBS: Vincent Nègre & Pascal Hervé

APPENDIX 8: SOURCE OF THE INFORMATION USED

• Significant information submitted by ILOG:

• Financial statements as of June 30, 2008 (balance sheet and income statement);

• Confidentiality agreement with IBM signed on November 30, 2006;

• Retention agreements signed with the ILOG Executive Committee members;

• Response Note project.

• Significant information submitted by the Bidder:

• Memorandum of Understanding;

• Authorization request to the French Ministry of Economic, Industrial and Labor Affairs in the context of a foreign investment in France;

• Tender Offer project relating to the ILOG shares.

• Significant information submitted by the evaluating bank:

• Valuation report

• Market information:

• Financial analyst’s notes and comparable transactions: Thomson One Banker;

• Market consensus: IBES;

• Market data: Datastream & Associés en Finance.

APPENDIX 9: PERSONNEL INVOLVED IN THE MANDATE EXECUTION

Signing Partner: Sonia Bonnet Bernard, assisted by:

• a senior manager, certified public accountant, working with Ricol, Lasteyrie & Associés for the last 10 years, who has part of about fifteen fairness certification assignments in the context of tender offers;

• two associates who have 8 to 10 years of experience;

• an analyst who has 2 years of professional experience.

The independent review was carried out by Gilles Vantelon (Associate).

Important Additional Information for Investors and Security Holders

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG. This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that International Business Machines Corporation (“IBM”) and its subsidiary have filed with the Autorité des marchés financiers (the “AMF”) (in particular the Note d’Information) and will file with the Securities and Exchange Commission (the “SEC”) (on Schedule TO). ILOG has filed with the AMF a Note en Réponse and will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO to be filed by IBM and the Note d’Information filed by IBM and the Schedule 14D-9 to be filed by ILOG and the Note en Réponse filed by ILOG because these documents contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors are able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or when filed with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.